

2006 ANNUAL REPORT

Technology and Strategic Consulting Services and Solutions for Government

SRA INTERNATIONAL, INC.

Honesty and Service

Overview

SRA International, Inc.

Corporate Profile

SRA is a leading provider of technology and strategic consulting services and solutions to clients in national security, civil government, and health care and public health. SRA services include systems design, development, and integration; and outsourcing and managed services. The Company also delivers business solutions for contingency and disaster response planning, information assurance, business intelligence, environmental strategies, enterprise architecture, infrastructure management, and wireless integration. Our staff of more than 4,900 talented and dedicated men and women serves clients from our headquarters in Fairfax, Virginia, and offices across the country. The SRA New York Stock Exchange symbol is SRX.

Vision

SRA aspires to be one of the best companies in the world, by any measure. A company that: creates real value for its customers and employees by delivering high-quality technology and strategic consulting services and solutions; employs the best people, nurtures them, and enables them to succeed; and steadfastly commits itself to an ethic of honesty and service.



Total Revenue
$ millions
$1,000
950
900
850
800
750
700
650
600
550
500
450
400
350
300
250
200
150
100
50
0
79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06*
* In FY06, SRA exceeded $1 billion in revenue for the first time in its history

Any statements in this Annual Report about future expectations, plans, and prospects for SRA, including statements containing the words "estimates," "believes," "anticipates," "plans," "expects," "will," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: our dependence on our contracts with federal government agencies, particularly within the U.S. Department of Defense, for substantially all of our revenue, our dependence on our GSA schedule contracts and our position as a prime contractor on government-wide acquisition contracts and other multiple-award contracts to grow our business, and other factors discussed in our Annual Report on Form 10-K for the fiscal year ended June 30, 2006. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this printing. We anticipate that subsequent events and developments will cause our views to change. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so.

Table of Contents

Financial Highlights

SRA INTERNATIONAL, INC. AND SUBSIDIARIES • *All dollar amounts are in thousands except diluted earnings per share*

FOR YEARS ENDED JUNE 30	2002	2003	2004	2005	**2006**
Revenue	$361,197	$450,375	$615,802	$881,770	**$1,179,267**
Operating Income	18,507	41,988	61,601	89,110	**96,967**
Operating Income Percentage of Revenue	5.1%	9.3%	10.0%	10.1%	**8.2%**
Pro Forma Operating Income Percentage of Revenue[c]	5.1%	9.3%	10.0%	10.1%	**9.3%**
Net Income	11,277	29,660	38,937	57,723	**62,520**
Net Income Percentage of Revenue	3.1%	6.6%	6.3%	6.5%	**5.3%**
Pro Forma Net Income Percentage of Revenue[c]	3.1%	6.6%	6.3%	6.5%	**6.0%**
Diluted Earnings Per Share[a]	.33	.62	.71	1.02	**1.08**
Pro Forma Diluted Earnings Per Share[c]	.33	.62	.71	1.02	**1.22**
Diluted Shares[a]	34,061	47,460	54,738	56,549	**57,739**
Total Interest-Bearing Debt	2,000	400	–	–	**–**
Stockholders' Equity	159,444	283,015	339,268	429,092	**533,297**
Cash Flow from Operations	9,206[b]	43,311	43,451	65,988	**86,831**
Number of Employees	2,078	2,638	3,358	4,177	**4,963**

[a] Share and per share amounts have been adjusted to reflect a May 2005 two-for-one stock split.

[b] Setting aside a one-time, $22 million payment of deferred taxes, cash flow from operations would have been $31 million.

[c] Excludes stock compensation expense and related tax effects associated with the adoption of FAS 123R on July 1, 2005, to provide a better comparison with prior results.



Net Income ($ mil)
$11.3
$29.7
$38.9
$57.7
$62.5
$70.3
02
03
04
05
06
Pro Forma 06c



Cash Flow From Operations ($ mil)
$9.2b
$43.3
$43.5
$66.0
$86.8
02
03
04
05
06



Diluted Earnings Per Sharea
$.33
$.62
$.71
$1.02
$1.08
$1.22
02
03
04
05
06
Pro Forma 06c



Number of Employees
2,078
2,638
3,358
4,177
4,963
02
03
04
05
06

Message from

The Chairman and the President/CEO



Renato A. DiPentima
President and CEO



Ernst Volgenau
Chairman

We are pleased to report another solid year of performance for our company. We served our clients well by understanding and responding to their needs; we generated more than $1 billion in revenue for the first time in our history; and we continued to make SRA a great place to work. Most importantly, we remained committed to our ethic of honesty and service; it is the basis for serving our clients, the people of SRA, our stockholders, and society.

Revenue increased by 34% from $0.88 billion to $1.18 billion. Operating income and net income grew by 9% and 8%, respectively, slower than revenue due in part to our July 1, 2005 adoption of Financial Accounting Standards Board Statement No. 123R, which requires us to recognize share-based payment transactions as compensation expense in our financial statements. We won $1.8 billion in new contract awards, improved the total backlog of signed business orders to $3.3 billion, and increased our pipeline of opportunities from $8.3 billion to $13.3 billion. Our balance sheet continues to support future growth, with over $183 million in cash and investments and no debt as of June 30, 2006.

In November 2005, we completed our sixth acquisition by purchasing Spectrum Solutions Group, Inc., a privately held provider of enterprise solutions to clients throughout the federal government. This acquisition was consistent with our focus on cultural compatibility, strategic value, and financial performance and enhances our capabilities in the growing enterprise resource planning market.

Creating Value for our Clients

We create value for our clients by helping them fulfill their missions through improvements in efficiency and services to citizens. Here are a few engagements from FY06:

- SRA provided new technologies for the Drug Enforcement Administration Firebird network, which gives over 15,000 users worldwide access to mission-critical business applications and information. We are helping modernize the DEA enterprise by implementing Windows 2003 and Exchange 2003, consolidating the number of servers to facilitate cost reductions, and deploying a new management solution to significantly reduce the time needed to make changes to the network.
- SRA developed the Defense Personal Property System, which is improving the quality of life for military families. The system now has a single Web site containing the information the military families need to track and manage their moves worldwide. When fully deployed, the system will help the Department of Defense manage 500,000 annual shipments.
- SRA provides information technology (IT) services to the U.S. Agency for International Development, which is responsible for foreign assistance around the world. In 2005 we integrated the Agency's field support and accounting systems, improving the efficiency, accuracy, and timeliness needed to request goods and services for international assistance programs.
- SRA provides 24x7 enterprise-wide IT management services to the Federal Deposit Insurance Corporation, supporting approximately 7,000 users at 94 field offices nationwide. This year we helped FDIC design and launch a disaster recovery data center. The IT-related procurements reduced costs, streamlined ordering and tracking, and improved IT asset management.
- SRA developed and manages the National Practitioner Data Bank and the Healthcare Integrity and Protection Data Bank for the Health Resources and Services Administration. These data collection systems protect patients by maintaining and reporting adverse actions taken against health care practitioners, providers, and suppliers. This year we processed over 5 million transactions for over 19,000 registered entities.

- Our GangNet® system is now used by over 1,000 law enforcement agencies around the country to record and track gang members and other criminal organizations. This year the American Council for Technology presented the California Department of Justice with an Intergovernmental Solutions Award for its use of our system. The award recognized the innovative use of technology to transform business processes.
- SRA worked with the EPA to develop Assert, which is Web-based risk assessment software to help agencies comply with government information security regulations. Assert is also used by the General Services Administration and Social Security Administration and helped these agencies achieve an "A" on the 2006 Congressional Federal Information Security Management Act scorecard.

New Business Highlights

Our client and contract base continues to be well diversified. Highlights of our FY06 contract wins include:

- A competitive task order to deliver enterprise messaging and IT infrastructure support services for the IT systems utilized by more than 40,000 users at the National Institutes of Health. We have a long history of providing networking technologies and solutions to NIH.
- A contract to provide operation and maintenance services to the Navy Military Sealift Command IT systems that support the ocean transportation of equipment, fuel, supplies, and ammunition to sustain U.S. forces worldwide.
- A task order to furnish program management and technical services to the Small Business Administration Business Gateway, an Internet portal that enables businesses to quickly and easily access federal compliance resources and data.
- A single award, blanket purchase agreement to provide research, analysis, business process, strategic consulting, and technical services to the Department of Homeland Security Office for Civil Rights and Civil Liberties. CRCL provides legal and policy advice to DHS and leads the Department's equal employment opportunity programs.
- A contract to support the single integrated air picture (SIAP) in the Air Force Battle Control System. SIAP offers a common view of aerospace volume to support battle management and target engagement for air and missile operations.
- Two contracts to deliver engineering, research, and development services in airport pavement and aircraft fire safety to the Federal Aviation Administration William J. Hughes Technical Center. The Center provides research and development support to the FAA to improve the safety and efficiency of the U.S. aerospace system.

Our People

We enter our twenty-eighth year with the continued aspiration to be one of the best companies in the world by any measure. In FY06 we were selected by *FORTUNE* magazine as one of the "100 Best Companies to Work For" for a seventh straight year. SRA was the only publicly listed IT services firm and ranked highest among firms headquartered in the Washington, DC metropolitan area. Because *FORTUNE*'s assessment is based largely on an independent survey of our employees, we are especially gratified by this selection. We were also honored to be chosen by *Washingtonian* magazine as a "Great Place to Work" in the Washington area. The American Red Cross recognized us with its distinguished "Circle of Humanitarians" award and Hurricane Season 2005 plaque. The awards honor our contribution to the American Red Cross and its hurricane relief efforts. We believe that these honors reflect our commitment to our employees and to corporate citizenship.

These distinctions are a significant advantage in meeting our greatest challenge — to attract and retain highly capable workers in a tight labor market. We try to find people having the following characteristics: high personal integrity, intelligence, a strong work ethic, a positive attitude, and substantive expertise. To help meet our needs, we streamlined our screening and offer processes, and we enhanced our employee referral program to ensure that this productive recruiting source is functioning well. This year our employees referred 47% of our more than 1,200 new hires. And we are exploring ways to exploit the existing untapped pool of IT workers in other locations.

We continue to make strategic hires of individuals with knowledge of our clients' business. Also, three new Directors joined the SRA Board — SRA President and CEO Renny DiPentima; Dr. Gail Wilensky, a highly regarded economist; and retired Army General Larry Ellis. Gail Wilensky is a Senior Fellow at Project HOPE (an international health education foundation), and served as Administrator of the Health Care Financing Administration (a part of the Department of Health and Human Services). Larry Ellis served in the Army for 35 years before retiring in 2004 as a four-star general and is now President and CEO of DHB Industries.

Our challenge in the coming year is to build on the outstanding results of 2006. We will continue to invest in technologies, talent, and selected acquisitions to meet the evolving demands of our market and our clients. As always, we remain committed to our values based on the ethic of Honesty and Service.



Our Business

Overview

SRA has supported clients across the federal government for over twenty-seven years with technology and strategic consulting services and solutions that enable them to perform their critical missions effectively and efficiently and adapt to ongoing business challenges. We serve clients in three principal markets: national security (national defense and homeland security), civil government, and health care and public health.

Our Services

Strategic Consulting – We help clients formulate business and execution plans to improve performance, cost effectiveness, and quality of service. We assess current operations, develop targeted strategies and plans for improvement, define key priorities and accountabilities, and design enterprise architectures that capitalize on client investments in legacy systems while enabling them to make a seamless transition to modern technology environments. We work with leaders and their management teams to develop specific implementation plans that achieve the established strategies, effectively track and manage implementation efforts, and measure and validate results.

Systems Design, Development, and Integration – Our services include project management, systems design, network and systems integration, security engineering, software development, database design and development, and independent test and evaluation. We analyze systems concepts, define requirements, develop operational prototypes, and integrate complex mission-critical systems that comply with a client's enterprise architecture. Based on client requirements, we may design custom-built systems; integrate and implement commercial off-the-shelf solutions, such as those for supply chain management, enterprise resource planning, and case management; or a combination of both using service-oriented architecture principles and other industry best practices.

"If you rolled up all the 'Best company...' accolades and a sampling of top-level industry opinion on which firm is the most successful in the business, SRA International would be a strong contender."

— Government Services Insider
January 2006



Chris LaRosa
Practice Area Leader, Brownfields Program
That's my mission.



Luu Nguyen
Project Manager, USAID Field Support
That's my mission.



Don Tindall
Project Manager, Defense Business Solutions
That's my mission.

Outsourcing and Managed Services – SRA partners with clients to consolidate and modernize existing infrastructures, improve customer service, and reduce the total cost of operations through effective use of industry best practices and performance-based contracting methods. We also support clients with operations management services, sometimes referred to as co-sourcing. Based on client needs, we may oversee their technical infrastructure, manage their applications and networks, or even operate their entire business processes in accordance with service-level agreements.

Representative Clients

Department of Defense

Department of Health and Human Services

Department of Homeland Security

Department of Justice

Department of Transportation

Department of the Treasury

Environmental Protection Agency

Federal Deposit Insurance Corporation

Government Accountability Office

Intelligence Agencies

Library of Congress

Small Business Administration

U.S. Agency for International Development

U.S. Agency for International Development IT Services


USAID

Since 2003, SRA has provided a range of services to support the worldwide technology infrastructure of USAID, a federal agency that extends assistance to countries recovering from disasters, trying to escape poverty, and engaging in democratic reforms. Under the Principal Resource for Information Management Enterprise-wide (PRIME 2.2) performance-based contract, we manage, modernize, and maintain USAID's information technology enterprise, providing technical management services, systems and network engineering, worldwide data and voice communications, software and application development, and analysis and implementation of emerging technologies. This has helped achieve cost savings and enhanced performance, including improvements in network availability and reliability.

In FY06, SRA supported Agency initiatives involving enterprise information system modernization and interagency coordination, including implementing a joint USAID-Department of State grants management system, a USAID procurement system, designing and implementing an executive information system to support improved decision-making at senior levels, and supporting the technical modernization of the USAID infrastructure. We introduced and enhanced technology in countries such as Afghanistan, Armenia, Haiti, Iraq, Peru, and Vietnam. For example, we assessed the IT systems and infrastructure of Haiti's Ministry of Economy and Finance and are implementing an integrated financial management system, beginning with installing a network infrastructure to support the application. This earned the SRA team a USAID Meritorious Honor Group Award.

Under two new contracts, SRA will continue to support USAID with IT services and solutions. A single award blanket purchase agreement with the Office of Economic Growth, Agriculture and Trade will enable us to support the Agency's use of information and communication technology to help its global missions implement in-country aid programs. The multiple award PRIME 3.2 contract will provide comprehensive global and enterprise-wide services to USAID, the Department of State, and other members of the foreign affairs community.


DEPARTMENT OF DEFENSE



Our Business: National Security

Defense Sector

The SRA Defense Sector plays a major role in the Defense Department's transformation to a network-centric warfare environment that uses information as an asset and develops the fighting force for the 21st century. Our clients across DoD include the Office of the Secretary of Defense, the defense agencies, the Joint Chiefs of Staff organizations, the three military departments, the four military services, and the command structure. SRA is recognized for designing, developing, integrating, and implementing large, complex information systems. We also have expertise in logistics, transportation, acquisition, personnel, finance, and installation management.

Under a new contract awarded in FY06, SRA provides logistics support services to the U.S. Army to enhance unit readiness. We deliver management, consulting, and technical services to support the Army Forces Command Contract Maintenance Facility for the 101st Airborne Division at Fort Campbell, Kentucky, and other locations. SRA maintains a key satellite communications system that enables personnel to relay information rapidly within a theatre of operation and a secure wireless local area network that enhances connectivity between combat service support systems and a base network.

SRA is the single systems integrator providing enterprise-wide technology services to the Army's reserve components, the Army National Guard (ARNG), and the U.S. Army Reserve to support the Reserve Component Automation System (RCAS). The SRA team maintains the RCAS, which integrates state and local networks, computers, and software applications supporting the Reserve Component; and fielding and support of the ARNG Distributive Training Technology Project, a nationwide network of 355 distributed training centers. SRA also used video tele-training to deliver applications training to teach soldiers how to use mobilization, planning, safety, and occupational health software. This year, we completed major upgrades to the ARNG storage area network infrastructure, enhancing continuity of operations and disaster recovery capabilities. The Voice over Internet Protocol (VoIP) implementation we are leading will combine Army Reserve data and voice networks.

"One company that has been successful at recruiting career government employees and, perhaps more important, retaining them in their second career in industry, is SRA. John Gilligan, former CIO of the Air Force, is just the latest in a line of former government executives who chose SRA as their new professional home."

— Government Leader
January/February 2006



Chris Rhodes
Director of Operations, Defense Business Solutions
That's my mission.



John Gilligan
Vice President & Deputy Director, Defense Sector
That's my mission.

SRA operates and maintains the enterprise operations center for GuardNet XXI, a nationwide communications structure that serves as the communication channel for voice, video, and data between the Department of the Army and the 54 states, U.S. territories, and the District of Columbia. The 24x7x365 services we deliver include network security, enterprise directory services, e-mail systems, video operations, and engineering support. The SRA team operates and manages the ARNG wide-area network that consistently exceeds 99.8% availability for both data and video network services and manages a centralized help desk that receives, routes, and quickly resolves all information technology (IT) support requests from 80,000 users. Our support after the 2005 Gulf Coast hurricanes helped reestablish critical network connectivity in affected areas and enabled key leaders from the National Guard Bureau to communicate with other government officials via video teleconferencing.



Military Sealift Command

IT Services for Afloat Operations

The U.S. Navy's Military Sealift Command (MSC) provides ocean transportation of equipment, fuel, supplies, and ammunition to sustain U.S. forces worldwide. Since 2001, SRA has supported MSC's mission with a range of IT services and solutions. In FY06, MSC selected SRA to provide operations, maintenance, life cycle systems upgrades, and shore-based and shipboard training support services for the IT systems supporting MSC's afloat operations worldwide. The SRA team delivers project management for support services for over 125 globally dispersed ships, a Network Operations Center (NOC), a backup NOC, Mobile Sealift Communications Centers, a classroom and shipboard crew local-area network, and systems user training.

The Defense Manpower Data Center (DMDC) maintains DoD's archive of personnel, manpower, training, security, and financial data and provides real-time electronic authentication and verification for DoD personnel identification. For over twenty years, SRA has supported DMDC programs and systems — including the TRICARE National Enrollment System, Defense Cross-Credentialing and Identification System, Defense Biometric Identification System, and Common Access Card — that are vital to security and allow and maintain authorized access to DoD medical and other benefits. SRA received a new contract to continue to support these and other DMDC programs with enterprise architecture, database design, software development services, and research on smart card related issues. Using biometric and software technologies, we help DMDC realize cost savings and enhance personnel security and benefit authorization processes.

The enterprise-wide network management and custom and commercial applications we provide to the Puget Sound Naval Shipyard (PSNS) support thousands of users worldwide. Our services include network engineering and operations, database engineering, systems security, and project management. This year we developed new security policies and procedures, conducted security training and education, provided on-site network infrastructure support at a remote site in Japan, and continued to manage the acquisition of IT equipment to help PSNS control costs and enhance user support.



Our Business: National Security

C3I Sector

Command and Control, Communications and Intelligence (C3I) Sector

SRA applies advanced technology and management science to support national security, law enforcement, and intelligence agencies and organizations. The broad range of services we provide for clients in the Departments of Defense (DoD) and Homeland Security (DHS) include program management; research, systems analysis, and engineering; intelligence, surveillance, and reconnaissance (ISR); and counterintelligence, counterterrorism, and law enforcement.

We have extensive experience designing and engineering integrated information systems and facilities, or "command centers," that help ensure secure, redundant, and survivable communications to monitor status, assess alternatives, and execute plans. As part of the General Dynamics Information Technology team, we continued this support to DoD by providing project management, network engineering, systems integration, briefing and display systems design and implementation, and transition planning for the National Military Command Center (NMCC), the NMCC Service Watch Cells for the four military services, and the combined services' Resource Situation Awareness Center.

We provide concept development, design, systems engineering, modeling and simulation, and long-range acquisition planning of tactical command, control and communications systems for DoD, as well as for allied and coalition nations. The programs SRA supports include the Joint Tactical Radio System, Link 16, Link 22, Joint Range Extension, Weapons Data Link Networking Advanced Concept Technology Demonstration, and the Flexible Access Secure Transfer (FAST) Link 16 networking enhancements initiative.

The Knowledge and Information Management System SRA is developing for the Office of the Deputy Undersecretary of Defense (Advanced Systems and Concepts) provides a Web-based capability to track, collaborate, report, and assimilate data and information and supports business process automation. The system was developed by integrating commercial off-the-shelf products and uses a relational database management system.

SRA is a member of the Smart Border Alliance team led by Accenture. As a major subcontractor to Accenture, SRA has lead responsibility in providing privacy, performance engineering, continuity of operations and risk assessments, biometric data management, and information assurance and IT security services.

"In the information technology industry, it's not uncommon for an IT professional to be laid off when a project ends or for the staffer to stay at the customer site working for the new firm that won the contract. SRA is different. It has staffing managers whose only job is to help SRA people find their assignment. 'And not just any job,' says David Kriegman, COO. 'People are entitled to feel fulfilled.'"

— Washingtonian "Great Places to Work"
November 2005



Craig Weston
Vice President & Deputy Director, Adroit C4ISR Center
That's my mission.



Sheryl Tolbert-Johnson
Technical Director, Adroit C4ISR Operations
That's my mission.



Vivian Mires
Senior Engineer, FAST Program
That's my mission.

Under a new contract awarded in FY06, SRA delivers a range of technical services for researching and analyzing the Air Force Distributed Command Ground System (DCGS) weapon system and other ISR systems. Our services include program management, systems analysis and engineering support for ISR airborne and ground systems, and communications engineering for the DCGS.

We apply advanced technology to help clients across the U.S. intelligence community collect, analyze, and disseminate critical, time-sensitive information, including geospatial data. We provide solutions in foreign language text understanding, information extraction, data mining, enterprise architecture, decision support, systems integration management, high-performance computing, network engineering, information sharing, and information assurance. Our intelligence analysis capability uses our text mining and Web-based technologies to explore massive amounts of domain information and data available in classified and unclassified environments.

Our services and solutions for the law enforcement community focus on automated products, systems for investigative analysis, analytical tools, technical and analytical on-site support, and interactive training development and presentation. For example, SRA's GangNet database system is used in states across the U.S.; by the Bureau of Alcohol, Tobacco, Firearms and Explosives; the Department of Homeland Security's Immigration and Customs Enforcement; and the FBI; and is used in Canada to identify, locate, and apprehend gang members engaged in a variety of crimes. GangNet can also be used to track illicit groups, outlaw motorcycle gangs, and other criminal organizations.

Department of Homeland Security, Office for Civil Rights and Civil Liberties



Strategic Consulting and Technical Services

In FY06, SRA received a single-award, five-year blanket purchase agreement to provide research, policy analysis, training, strategic consulting, technical, and administrative support to the Department of Homeland Security (DHS) Office for Civil Rights and Civil Liberties (CRCL). CRCL advises DHS on legal and policy issues as the Department strives to protect civil rights and liberties while securing the homeland. CRCL also leads the Department's Equal Employment Opportunity (EEO) programs.

SRA helps CRCL by providing strategic and policy support to assess claims of alleged violations of civil rights and liberties filed against DHS, ensuring that individuals with disabilities are an integral part of emergency preparedness and response plans, developing civil rights and civil liberties training programs, and providing analysis and technical assistance to DHS EEO as it complies with federal requirements. SRA also reviews doctrines, such as privacy legislation, to determine whether civil liberties are addressed and supports CRCL in developing its processes and procedures to enhance effective management.



Our Business

Civil Sector

SRA helps clients in civil agencies develop and implement strategies and use advanced technology to enable operational efficiencies and delivery of service-oriented solutions to citizens. Our clients include the Departments of Agriculture, Commerce, Justice, Labor, Transportation, the Treasury, and Veterans Affairs; the Environmental Protection Agency (EPA); the Federal Deposit Insurance Corporation (FDIC); the Government Accountability Office; the Library of Congress; the National Archives and Records Administration; the U.S. Agency for International Development; and health-related federal agencies such as the National Institutes of Health (NIH) and the Food and Drug Administration.

"The government IT consulting market is crowded. The biggest players have billions of dollars in revenue. So how did SRA International one-up its rivals in winning some recent large deals? Executives at the Fairfax, Va.-based IT firm credit its 'One SRA' strategy. In short, it's the ability to put its best people, no matter where they are in the firm, on a key project fast."

— Investor's Business Daily
July 18, 2005

The 24x7 enterprise-wide information technology (IT) infrastructure management services we provide to FDIC support approximately 7,000 users at 94 field offices nationwide. The SRA team delivers program management; client and help desk support; data center and local-area network operations; information security operations; systems and telecommunications engineering and integration support; and hardware/software procurement, distribution, and maintenance. In FY06, we assisted FDIC with the design and launch of a new dedicated disaster recovery data center and supported multiple upgrades to its IT infrastructure, improving the selection and availability of office automation tools and wireless and remote access for end users. The Capability Maturity Model processes we implemented helped improve management visibility and control over the infrastructure, and storage area networks SRA established increased data storage capacity.

The Small Business Administration plays a major role in the government's disaster relief efforts by making low-interest recovery loans to both homeowners and businesses. Since 2002, SRA has worked with the Office of Disaster Assistance to develop a disaster credit management system (DCMS), a Web-enabled electronic loan application processing system to accelerate the loan-making process. This year we worked with SBA to successfully scale the system to meet increased loan processing activity created by the 2005 hurricane disasters. The system processed over 400,000 recovery loan applications for victims and helped accelerate the direct-loan making process for over $9 billion in approved loans. SRA received a contract award to continue to upgrade the system by implementing software changes and hardware upgrades, maintaining software and hardware architecture, updating system documentation, providing ongoing support to users, and supporting all IT operations associated with the system.

SRA delivers IT services and solutions across the Department of Justice (DOJ). We work with the Office of Justice Programs (OJP) to provide systems development, maintenance, and integration services for its critical grants management system. This system automates the application and approval process for the federal funds OJP grants to state, local, and private organizations. In FY06, SRA was awarded a new task order to design and implement a DOJ-wide enterprise directory and messaging solution that will enable public-key infrastructure deployment and compliance with government identity management mandates.

SRA received a new contract this year to continue to deliver enterprise messaging and IT infrastructure support services to NIH's Center for Information Technology. We develop, maintain, and upgrade IT systems that over 40,000 users rely on for scientific, administrative, and other business applications. Our services include systems engineering, operation and maintenance, software development, systems security, and evaluation and deployment of emerging technologies in wireless applications.

EPA's Brownfields Program empowers states, local governments, communities, and other participants in community revitalization to work together to prevent, assess, safely clean up, and sustainably reuse brownfields — real property, the expansion, redevelopment, or reuse of which may be complicated by the presence or potential presence of a hazardous substance, pollutant, or contaminant. SRA applies industry best practices in legislation and policy analysis, technical research and analytical support, program planning, communications and outreach, and facilitation to help EPA effectively manage the program. Under our Brownfields Analytical and Technical Support contract, we worked on a pilot assessment of land use and reuse data to develop program baselines and help identify appropriate cross-program measures. SRA also assisted EPA and its federal partners with two new initiatives to better facilitate the cleanup and revitalization of contaminated lands from mining and port operations. The extensive research and analysis we provided on a variety of brownfields and community revitalization projects, from state and tribal programs to best practices for petroleum properties, resulted in the development of new and revised guidance and policies, communications materials, and technical assistance tools.

SRA develops and supports key *e*Government systems for the Pension Benefit Guaranty Corporation (PBGC), responsible for protecting the pensions of over 44 million American workers and retirees in more than 30,000 private-sector defined benefit pension plans. We enhanced two systems that enable customers to conduct business transactions in a secure online environment, added new features to an e-filing system that enables companies to submit financial information online, and developed and launched the redesigned PBGC Web site (www.pbgc.gov).



Denise Taranov
Deputy Project Manager, Department of Justice
That's my mission.



James Overholser
Technical Manager, FDIC Program
That's my mission.

Library of Congress, U.S. Copyright Office Information Systems Development



In 2003, SRA was selected to design, develop, and implement a new system to enable the U.S. Copyright Office to perform more services electronically. The Office creates and maintains the public record of copyright registrations — approximately 600,000 per year — and recorded documents, provides technical assistance and policy advice on copyright issues to Congress and Executive Branch agencies, offers information to the public, and obtains works for Library of Congress collections. The new system will replace over 20 legacy IT systems.

As part of our ongoing work, we recently implemented and integrated a Siebel Systems customer relationship management/commercial off-the-shelf case management application as part of a process reengineering effort that transforms the way applications for copyright are created, submitted, processed, and stored. We deployed the first complete end-to-end electronic capture and processing of a copyright application and released the first and second of three pilots. The first pilot incorporated core functionality to track copyright pre-registration applications and deposits as they are routed through a complex workflow, provided online examination and certification of copyright facts, and automated creating the public record for motion pictures. The second pilot offered applicants the option to create and pay for copyright applications online and manage revenues received for Copyright Office services. The third pilot, to be deployed in 2007, will include automated support and processing for a variety of additional services provided by the Office, including licensing, recording claims, and acquiring published works.



Our Business

Business Solutions

Our business solutions focus on specific requirements shared by many clients and enable us to draw on a range of expertise. SRA delivers these solutions as full life cycle offerings and as a suite of services that can be integrated to respond to key initiatives faced by government, such as the Office of Management and Budget Lines of Business.

Business Intelligence: Text and Data Mining

Our business intelligence solutions give clients the means to extract value from enormous amounts of electronic information. We use text and data mining algorithms and technologies to help clients get the most benefit from information in their internal data repositories and vast amounts of information online.

We combine the capabilities of our NetOwl® text mining software tools and of our ORIONMagic® knowledge management software to offer clients improved methods of managing, exploiting, and analyzing large amounts of enterprise data. ORIONMagic helps clients cull through gigabytes of information, store the most relevant pieces, and analytically scour each piece. NetOwl tools collect, search, organize, and analyze large amounts of unstructured text data. Our text mining software applies advanced natural language understanding technologies to English, Arabic, Chinese, Farsi, French, Korean, and Spanish text and extracts valuable content that would otherwise be unobtainable.

SRA provides data mining solutions to help clients analyze and identify hidden patterns and relationships in large collections of data in databases, data marts and warehouses, spreadsheets, and text. We store the data in an analytical data warehouse, apply patterns to it to identify desired conditions, and apply data mining techniques to locate activities and relationships of interest. This aids clients in predicting future data trends and discovering actionable information.

In FY06, SRA was a member of the Perot Systems team selected as a new Medicare Drug Integrity Contractor by the Centers for Medicare & Medicaid Services. SRA is building the data warehouse and supporting data analytics to identify potential fraud, waste, and abuse in the new Medicare prescription drug program. For the Defense Advanced Research Projects Agency's (DARPA's) Command Post of the Future, we applied a combination of data and text analysis and data warehousing techniques to a large repository of structured and unstructured data to find tactical and operational data patterns that DARPA can use to enhance real-time command decision-making on the battlefield. For the Internal Revenue Service (IRS), we continue to develop predictive models that are applied to income tax refund requests to detect fraud at lower cost than previous labor-intensive solutions. SRA is also developing business rules and statistical models to help detect noncompliance in tax-exempt entity filings.



Sherry Witt
Senior Analyst, Urban Emergency Response Exercises

That's my mission.

Contingency and Disaster Response Planning

SRA plays a leading role in helping clients prepare for, respond to, and recover from natural disasters, national security incidents, and technological emergencies. Our services include continuity of operations and government, disaster response and recovery, crisis communications, and critical infrastructure planning.

In FY06, we delivered continuity planning support throughout the executive and legislative branches of the federal government, including development of a comprehensive test and exercise program for the U.S. House of Representatives Office of Emergency Planning, Preparedness, and Operations. For the Department of Defense (DoD), Chairman of the Joint Chiefs of Staff, we designed complex exercises and war games to simulate response to a variety of threats, including international and domestic terrorist incidents. Under a new contract awarded this year, we continue our work with the Headquarters Air Force to develop a continuity program to ensure its mission-essential functions continue unabated during a national security emergency or contingency affecting operations at its primary facilities.



Ross Casanova
Senior Information Assurance Analyst

That's my mission.

SRA also continues to provide robust emergency management planning, training, exercise, and disaster operations support to help the U.S. Coast Guard enhance its ability to respond to a catastrophic oil spill. Our other federal government clients include the U.S. Army Corps of Engineers, the Federal Emergency Management Agency, and the Department of Energy. At the state and local level, we work with the Maryland Governor's Office of Homeland Security and Maryland State Police, local government organizations in California, and the Metropolitan City of Nashville, Tennessee.

Enterprise Architecture and Portfolio Management

An enterprise architecture (EA) — a framework or blueprint that identifies and links processes, systems, databases, and technology to outcomes — can help federal agencies function at top efficiency, effectiveness, and responsiveness. Agencies use EA to streamline and standardize their business processes and computer systems with common hardware and software, facilitate communication between components, and more easily share and reuse data. SRA provides EA program planning, policy, and management support; development and maintenance of as-is, target, and transition architectures; and change management and architecture governance strategies. We also have expertise in implementing and executing EA guidance from the Office of Management and Budget, the Federal Chief Information Officer (CIO) Council, and the Government Accountability Office (GAO).

SRA has extensive EA experience gained from ongoing work with clients including the Environmental Protection Agency (EPA), GAO, Missile Defense Agency, National Institutes of Health (NIH), and the U.S. Air Force. In FY06 we received a new contract to provide EA development support to the Department of Veterans Affairs while continuing work with the National Aeronautics and Space Administration (NASA), Army NETCOM, and the IRS.

SRA has expanded its EA offering to include capital planning and portfolio management. We use information technology (IT) investment and governance processes to help federal agencies better manage their portfolio of IT projects and programs while reducing risks and lowering costs. We also work with best-of-breed vendors to deliver total solutions that address agencies' mission objectives and help them to comprehensively inventory, evaluate, and track programs and investments for better management.



Sueanne Morse
Special Project Coordinator, National Guard Advanced IT Services
That's my mission.



Steve Fox
Senior Systems Architect
That's my mission.

Identity Management

Homeland Security Presidential Directive-12 (HSPD-12) establishes a mandatory, government-wide standard for secure, reliable forms of identification issued by the federal government to its employees and contractors. Government agencies, with an increased need to know who they employ, contract with, and grant access to their physical and IT assets, need identity management expertise to provide the security and standardization to meet HSPD-12.

SRA provides services across every phase of the identity management life cycle, from registration and badge issuance to synchronizing and publishing data that allow government employees and contractors physical access to facilities and logical access to computer resources. We combine our years of experience in providing public key-enabled applications, smart card technology, and directory technologies with proven processes, techniques, and methodologies to address the privacy, security, technology, and program and change management issues facing our clients. These clients include the Departments of Defense, Health and Human Services, and Justice; the EPA; and the Federal Deposit Insurance Corporation (FDIC).

Information Assurance

Our comprehensive program helps clients meet current and evolving risks that include cyber-security and cyber-terrorist thieves, natural disasters, internal and external threats, and physical attacks. We provide services that include security planning and engineering, threat and vulnerability analysis, systems certification and accreditation, regulatory compliance, penetration testing, intrusion detection and response system support, IT contingency (business continuity, backup, and recovery) planning, incident response and forensic services, and security awareness training program support. Our extensive experience with all aspects of IA is a result of ongoing engagements with the Departments of Commerce, Defense, Justice, Health and Human Services, Homeland Security, and the Treasury; the EPA; the FDIC; GAO; the Securities and Exchange Commission; and the U.S. Agency for International Development (USAID).

Information Sharing and Management

To meet homeland security mandates and exploit the potential of the Internet for real-time analysis and decision-making, federal agencies need to develop and improve secure, efficient information sharing solutions. SRA provides strategic advice on information sharing; and we use our text and data mining, privacy, security, and identity management expertise to design solutions to meet client needs.

We also provide knowledge management services and solutions to ensure that agencies can effectively access, capture,

"This IT firm and government contractor is helping employees develop healthier habits. So far it has enrolled more than 500 workers and significant others in Get F.I.T., an 18-week program to exercise more and eat healthier foods."

— FORTUNE "100 Best Companies to Work For"
January 23, 2006

manage, use, and share enterprise knowledge to maximize communication and productivity. We integrate commercial off-the-shelf (COTS) and custom applications to increase organizational knowledge flow. We perform knowledge audits, portal design and configuration, usability analysis, taxonomy and metadata services, and enterprise information management governance and architectures (including access, content, document, and records management) to enhance information sharing across systems and organizations.

SRA has developed an enterprise content management policy and approach for the U.S. Navy; and we have designed and deployed COTS information portals for DoD's Defense Information Systems Agency and the Departments of Health and Human Services and Veterans Affairs.



Ted Fischer
Project Manager,
IRS Fraud Detection
That's my mission.

Outsourcing, Managed Services, and Infrastructure Management

Our outsourcing and managed services solutions help clients consolidate and modernize their existing infrastructures, improve customer service, and reduce their total cost of operations through the effective use of industry best practices and performance-based contracting methods. We support our clients with operations management services and may oversee their technical infrastructures, manage their applications and networks, or operate their entire business processes in accordance with service-level agreements. We provide these services for the Health Resources and Services Administration, for whom we maintain and operate the National Practitioner Data Bank; and the National Guard Bureau, for whom we operate and manage the Army National Guard enterprise network that supports over 80,000 users. Our clients also include the FDIC, GAO, and USAID.



Sandra Brown
Information Assurance Analyst,
FDIC Program
That's my mission.

We deliver infrastructure management solutions including enterprise systems management to support our clients' critical business operations and missions. We help them to successfully reduce the costs and complexity of managing their large, geographically disparate IT infrastructures by aligning infrastructure and application performance measures with business performance measures to support their strategic visions, enterprise architectures, and governance planning. We enable them to obtain the most value from their existing information and knowledge assets and to quickly, efficiently, and securely transfer information through network design, implementation, and migration; systems and database administration; proactive monitoring for network performance and availability; enterprise backup and recovery; and video and data network consolidation.

Our solutions are consistent with the full spectrum of IT Infrastructure Library (ITIL) standards-based processes, such as incident and problem management, change management, release management, service-level management, capacity and availability management, and continuity and configuration management. We integrate our well-developed IT service management methodology with our Capability Maturity Model Integration Level 3 processes to ensure that we give our clients consistent, high-quality services to manage their infrastructures.



Gary Sokola
Database Administrator
That's my mission.



Lisa McCray
Senior Engineer,
Continuity of Operations Planning
That's my mission.

Privacy Protection

While the increasing maturity of data mining, data warehousing, and identification technologies and management systems (including radio frequency identification and biometrics) has resulted in enhanced business capabilities, it has also increased the potential for new privacy-related issues. Our privacy protection program helps clients ensure the protection of personal data gathered by systems, ensure that privacy protections are integrated with security throughout planning and operation of IT systems, and enhance privacy risk mitigation through proactive approaches. Our Privacy Information Life Cycle Assessment Road Map (PILLAR®) offers an innovative approach to integrate privacy and security into the system development life cycle. We also offer privacy training for personnel, develop privacy impact assessments, help integrate privacy policy across an organization, and deliver strategic consulting on business processes that support privacy.

As a member of the Smart Border Alliance team led by Accenture, SRA has lead responsibility in providing privacy services. We also work with the Department of Health and Human Services to facilitate compliance with federal privacy requirements.

Training, Modeling, and Simulation

From custom tools to integration of commercial systems, SRA's training services and solutions are designed to enhance workforce performance at any level. Our capability ranges from a total integrated training and education solution to simple stand-alone CD-ROM solutions. In all cases, our solutions emphasize using highly interactive, engaging, learn-by-doing techniques.

We are skilled practitioners of the Instructional System Design (ISD) process and apply our systematic ISD development approach to curriculum, computer- or Web-based distance learning, and e-learning solutions. Coupled with our rigorous software engineering practice, we provide full life cycle services for implementing learning management systems and integrating the systems with legacy or COTS products.

Other SRA Business Solutions

- Case Management
- Conflict Resolution and Facilitation
- Customer Relationship Management
- Geospatial Services
- Grants Management
- Human Capital Management
- Independent Verification and Validation (IV&V)
- Logistics
- Next Generation Internet
- Outreach and Communications
- Performance Management
- Service-Oriented Architecture
- Strategic Consulting and Change Management
- Virtualization
- Voice over Internet Protocol (VoIP)

In FY06 we supported the U.S. Army's Communications-Electronics Command Rapid Response Program by developing a state-of-the-art training system that gives combat soldiers the ability to apply knowledge gained during training in real-life situations. We also provided the Defense Threat Reduction Agency with knowledge management, training, and reachback support systems to enable them to deliver the benefit of over 50 years of experience to the warfighter.

Wireless Integration Services

SRA's wireless integration services, which include full life cycle consulting and security planning, enterprise deployment and integration, and application development, enable our clients to expand their infrastructures to the wireless enterprise cost-effectively, making information more accessible while providing essential portability, flexibility, security, and reliability.

For USAID, we are creating wireless infrastructures to support government officials. By deploying wireless technology and Voice over Internet Protocol (VoIP) solutions, we have assisted in transforming the communications process of the NIH Clinical Center environment, enabling location-based services to ensure proper patient escort while also protecting patients' privacy and security.



Federal, State, and Local Governments

Gulf Coast Hurricane Recovery Services

SRA has delivered disaster planning, preparedness, recovery, mitigation, and contingency planning support to clients for over 25 years. After the hurricanes of 2005 caused unprecedented destruction, we assisted clients across the government — including EPA, FEMA, the Small Business Administration, the Department of Homeland Security's Office for Civil Rights and Civil Liberties, the U.S. Army Corps of Engineers, USAID, and the National Guard Bureau — to ensure they had the necessary resources to respond quickly to those in need.

For example, an SRA team worked 24x7 with FEMA's National Response Coordination Center — the Agency's government-wide operations center during the recovery effort — to ensure coordination across all federal agencies, including participating in American Red Cross relief efforts. SRA continues to assist FEMA with long-term assessments of the response, after-action reporting efforts, and corrective action initiatives.

The SRA Adroit C4ISR Center used advanced geospatial imagery to assist first responders and emergency personnel in creating new paths through unidentifiable areas, where roads and landmarks had been destroyed. We helped responders use geospatial maps to visualize the areas and global positioning systems to navigate. SRA also used hyperspectral imagery to enhance safety by enabling responders and evacuees to avoid hazardous or high-contamination zones.

SRA also supported the Army National Guard's (ARNG's) critical mission. Following severe damage to several locations in the ARNG enterprise network, which supports over 80,000 users, we designed and implemented new enterprise networking and systems infrastructure to reestablish connectivity at a new Louisiana headquarters facility in just a few days.



Our Business

SRA Touchstone Consulting Group

The SRA Touchstone Consulting Group helps senior government leaders develop, launch, and manage their strategies. We help clients maximize their budgets and resources to best manage complex technological and transformational initiatives by delivering strategy development, strategic communication, performance measurement, program management, and workshop and meeting facilitation services and solutions.

FY06 Highlights

Since 2004, the SRA Touchstone Consulting Group has delivered strategy and program management support for the Small Business Administration's Business Gateway, a Presidential eGovernment initiative to provide businesses with a single access point for federal compliance resources, tools, and data. Under a contract awarded this year, we will furnish program management; systems design, development, and integration; operations management and support; and Internet search solutions to help launch business.gov, an Internet portal that will enable the business community to quickly and easily find compliance-related information from across the federal government and streamline their data submission.

For the Department of Energy's (DOE's) Office of the Chief Financial Officer (CFO), SRA designed a leadership-driven, collaborative strategic planning process and established a governance structure for guiding the development of the CFO strategy and the Department-wide 2006 strategic plan. To support the development and launch of the

"When speaking of their company, both Ernst Volgenau and Renny DiPentima are quick to emphasize SRA's corporate culture, which is based on high standards of ethical behavior. DiPentima says that the company instills an 'ethic of honesty and service' in its more than 4,000 employees through training programs that begin as soon as employees join SRA and by setting a good example at the top, in part by being 'ruthlessly honest' in its public disclosures."

— NYSE Magazine
August/September 2005

City of Boston

Strategic Consulting Services



In 2005, the Metro-Boston Mayor's Office of Homeland Security and Emergency Management selected the SRA Touchstone Consulting Group to provide strategic consulting services to help coordinate the interdisciplinary efforts of city departments with those of neighboring towns and cities to prevent, respond to, and recover from security incidents and natural disasters. With our help, the client developed a five-year strategic plan to facilitate communication and cooperation across towns and cities in law enforcement, fire safety, emergency medical services, and other disciplines. The plan addresses the complex issues associated with the critical need for public safety communications interoperability — first responders must have the ability to communicate effectively using both data and voice technology during security incidents and disasters.

With the plan as the guide, SRA is helping implement key elements, such as establishing regional standards for procuring first responder equipment and developing alternate plans to improve redundancy and sustainability for dispatch communications centers and systems. We also supported the design of a regional governance structure that has fostered decision-making and regional collaboration.

Office of the CFO strategy, SRA facilitated strategy development sessions with the CFO executive team to work through the content and timeline of the strategy and the roles and responsibilities for implementation. To support the development of the Department-wide strategic plan, we conducted a series of interviews with Departmental leaders and researched trends on critical issues related to DOE's core missions. We then presented the results to focus leadership on the Department's priorities and facilitated meetings to align leadership on the Department's vision, mission, themes, and goals.

We support the National Science Foundation (NSF) in its role as a co-managing partner of the Grants Management Line of Business, a government-wide shared services center initiative that supports end-to-end grants management activities. The long-term benefits of the shared services center will include potential cost savings for grant-making agencies and increased efficiency across the grants community. SRA is helping NSF work collaboratively with stakeholders from federal grant-making agencies to define a common solution and define barriers to change. We also assisted with the formation of a Consortia Recommendation Committee that identified grants-making agencies to serve as consortia leads and developed business tools, including a grants database and an interactive portal, for use by these leads.



Sonny Bhatia
Project Manager,
Small Business Administration Business Gateway
That's my mission.




Internet
File Edit Help





Our Business

SRA Spectrum Solutions Group

In November 2005, SRA completed the acquisition of Spectrum Solutions Group, Inc., a privately held provider of enterprise solutions such as Oracle, SAP, PeopleSoft, and Siebel applications and technologies to the federal government.

The acquisition expands our presence with existing clients such as the Departments of Energy, Homeland Security, and Health and Human Services, and enhances our qualifications and technical capabilities in the expanding enterprise resource planning (ERP) and commercial off-the-shelf market. Spectrum brings to SRA proven methodologies critical to enterprise systems implementation, deployment, and maintenance engagements. With our joint capabilities, resources, and experience, we are better able to serve clients seeking to modernize, consolidate, and unify their financial, human resources, and supply chain management systems. Spectrum operates as an intact unit with its pre-existing management team and is now known as the SRA Spectrum Solutions Group, working across the company to provide ERP services government-wide.

Spectrum was founded in 2002, and its corporate culture and values are compatible with those of SRA. We also share a commitment to our talented and experienced employees. We are working together to create the greatest value for our clients and to offer our employees additional career opportunities and mobility.

"The coveted Government Solution Provider of the Year was awarded to SRA International for its consistent growth and strong performance in the government sector overall."

— GovernmentVAR
July 15, 2005

U.S. Coast Guard

Human Resources Enterprise Resource Planning System


66094
U.S. COAST GUARD
DOLLARS

In 2004, the U.S. Coast Guard selected Spectrum to design and implement a service-wide human resources enterprise resource planning system. Direct Access replaces multiple, disparate systems and leverages PeopleSoft technology to provide human resources and payroll systems functionality for active and reserve Coast Guard members throughout their careers and into retirement.

SRA Spectrum continues to provide program management; systems design, development, and integration; and implementation of PeopleSoft applications to support human resources, payroll, recruiting, training, and knowledge management activities. Direct Access is helping to streamline core processes, improve operational efficiencies, and support the organizational goals and objectives of the service. The system supports over 100,000 users.



Pat Sidhu
Vice President,
SRA Spectrum Solutions Group
That's my mission.



Sonu Singh
Vice President, Enterprise Systems
SRA Spectrum Solutions Group
That's my mission.

SRA welcomes the 71 employees of Spectrum Solutions Group, Inc.

PENNY ADAMS • WAJIHA ALAM • MARCO ALVAREZ • MAHABIBI ASSANIE • ADRIENNE BEIFELD • ANJANA BORDOLOI MICHAEL CAMPBELL • BRUNO CASTEGNARO • TRACY CHAMNESS • VIJAY CHIRUVELLA • TIMOTHY CLEMENTS RICHARD DAWSON • DAVID ELLIOTT • STEWART EPSTEIN • JOHN FEID • BRYAN FLEMING • ELIZABETH GAVER JOHN GEIGER • ROBERT GILFRICH • RICHARD GREENSTREET • SATISH GUNISETTY • RACHID HADOUCHE MICHAEL HANLEY • PAULA HARPER • XIAOLONG HU • RODNEY HUTZELL • KARTHIKEYAN JAYAVELU • DAVID JOHNSON PARAKRAMA KEPPETIPOLA • MINOO KHANALI • GEORGES KRAGBE • LISA LAGRAND • MICHAEL LICARDI DANIEL LOGAN • PATRICIA LONG • PING LONG • NING MA • PRADEEP MAHADESHWAR • DAVID MASTERS KELLIANN MORGAN • NANDAKUMAR NARAYANAMURTHY • CATHERINE NIX • DOUGLAS OAKFORD • DENISE PALAHUNIK MARK POMERANTZ • MARK POWERS • SANGEETHA PULIGELLA • MICHAEL ROMERO • ELENA ROZENBAUM AMINA RYAN • GREGORY SCHLAICH • PAT SIDHU • ARUNAGIRI SIGAMANI • DWANE SIMPSON • SONU SINGH SCOTT SINGLETON • MICHAEL STAAB • AMY STEVENS • CHRISTINE STEVENS • WILLIAM STRAHIN • MOGHIS SYED RATHNAKAR TADIPARTHI • JAMES TRAMMELL • MAULESH TRIPATHI • ANDREW VARGO • KRISHNA VELLAKKAT MARK VEYTSMAN • SHAWN WHITE • ANNA WOJDAK • HARI YALAMANCHILI • JENI YANG





Our Business

Research & Development

The SRA research and development (R&D) team is dedicated to working with professionals across the company to assess client needs and ensure that our investments focus on meeting them. For over twenty-five years, we have pursued internally- and government-funded R&D in such areas as data mining, natural language understanding, knowledge management, information assurance, and wireless applications. We continue to use our domain expertise and advanced technical knowledge to anticipate, identify, and develop forward-looking technologies to enable clients to meet their mission objectives.



Brandon Kennedy
Software Engineer
That's my mission.

Radio Frequency Location System

Our Radio Frequency Location System software provides an easy-to-use, Web-based system to locate equipment and staff in buildings. The software visualizes two- and three-dimensional, multi-floor facilities. Users get a live view of equipment locations, can automatically track the movement of individual items, and can use automated path planning to find the shortest distance from user to equipment. Secure, role-based authentication enables clients to manage user access. The system can be used in conjunction with state-of-the-art wireless tracking technology. We are currently deploying it in major hospitals to track equipment.

Sensor Network Analytical Platform

The SRA Sensor Network Analytical Platform (SNAP) is a situation awareness tool for operation center and field personnel, offering a portable, real-time environment to collect, exploit, and disseminate data from deployed networked sensors. SNAP integrates real-time sensor feeds with aerial and satellite images, maps, video, and other sources to generate an accurate, high-quality visual image of the location and movement of objects, including unmanned vehicles. The Defense Advanced Research Projects Agency used SNAP for a second time to support its 2005 Grand Challenge autonomous vehicle event. SRA enhanced SNAP with more extensive simulation capabilities, enabling user training through realistic event simulations. Additional features gave operators the ability to visualize vehicle progress more easily and anticipate when one vehicle might overtake another.

Multilingual Information Extraction and Data Exploitation

SRA's NetOwl Extractor supports the analysis of several foreign languages — Arabic, Chinese, Farsi, French, Korean, and Spanish — and automatically translates extracted phrases. NetOwl Extractor's semantic coverage expanded substantially in FY06, and the output can be used directly by Semantic Web applications. NetOwl Extractor also provides capabilities to support large-scale solutions, including those utilizing Web services.

The SRA NetOwl TextMiner platform offers advanced analytical capabilities to fully exploit large amounts of unstructured data — such as reports, messages, news, and e-mail — with a Web interface. It incorporates our NetOwl information extraction capabilities and ORIONMagic automated report generation capabilities and matrix search. TextMiner is compatible with other text mining tools and enables clients to find, fuse, analyze, and report key information.

SRA International, Inc.

Year in Review



- **July 5, 2005**
  SRA Completes Acquisition of Galaxy Scientific Corporation
- **July 18, 2005**
  Department of Defense Awards $15.9 Million Contract to SRA to Provide Systems Engineering and Technical Support Services
- **July 18, 2005**
  SRA Named "Government Solution Provider of the Year" by *GovernmentVAR* Magazine
- **August 1, 2005**
  Air Force Awards $13.7 Million Continuity of Operations Contract to SRA
- **August 15, 2005**
  Army Awards $26.8 Million Logistics Support Contract to SRA
- **August 29, 2005**
  John M. Gilligan Joins SRA as Vice President and Deputy Director, Defense Sector
- **September 8, 2005**
  Air Force Awards $10.5 Million Contract to SRA to Support Air Force Intelligence, Surveillance, and Reconnaissance Systems
- **September 29, 2005**
  SRA Awarded Two Contracts Valued at $51.2 Million to Support the Federal Aviation Administration
- **September 29, 2005**
  Department of Homeland Security Awards $25 Million Contract to SRA
- **October 12, 2005**
  SRA Charity Drive Raises $146,000 to Benefit American Red Cross Hurricane Relief Fund
- **October 13, 2005**
  SRA to Acquire Spectrum Solutions Group, Inc.
- **October 21, 2005**
  SRA Founder and Chairman Ernst Volgenau Named Executive of the Year by Northern Virginia GovCon
- **October 24, 2005**
  SRA Recognized as "Great Place to Work" by *Washingtonian* Magazine
- **November 2, 2005**
  Department of Homeland Security Selects SRA and CDS^2 for Mentor-Protégé Agreement
- **November 2, 2005**
  SRA Completes Acquisition of Spectrum Solutions Group, Inc.
- **December 12, 2005**
  National Institutes of Health Awards $15 Million Contract to SRA
- **December 23, 2005**
  SRA Appoints Two Additional Directors, Gail R. Wilensky and Renato A. DiPentima
- **January 9, 2006**
  SRA on *FORTUNE* Magazine's "100 Best Companies to Work For" List for Seventh Straight Year
- **February 1, 2006**
  Military Sealift Command Awards $108.5 Million Contract to SRA to Support Afloat Systems
- **February 22, 2006**
  Mary Ellen Condon Named Federal 100 Winner by *Federal Computer Week*
- **March 6, 2006**
  SRA Awarded $17 Million Contract to Support Defense Manpower Data Center
- **March 16, 2006**
  Craig P. Weston Joins SRA as Vice President and Deputy Director Adroit C4ISR Center
- **April 3, 2006**
  Small Business Administration Awards $54 Million Contract to SRA
- **April 3, 2006**
  SRA Receives Top Honors from American Red Cross for Hurricane Relief Contributions
- **April 10, 2006**
  Department of the Treasury Selects SRA and Paragon Technology Group for Mentor-Protégé Program
- **May 1, 2006**
  SRA Wins Single Award, Blanket Purchase Agreement to Support U.S. Agency for International Development Office of Economic Growth, Agriculture and Trade
- **May 11, 2006**
  Department of the Army Awards $16 Million Contract to SRA to Support Range Facility Management Support System
- **May 15, 2006**
  U.S. Agency for International Development Awards PRIME 3.2 Blanket Purchase Agreement to SRA
- **June 12, 2006**
  Perry E. Keating Joins SRA Spectrum Solutions Group as Vice President
- **June 26, 2006**
  DiPentima and Volgenau Named Ernst & Young Entrepreneur of the Year 2006 Master Award Winner in Greater Washington

Summary Results of Consolidated Operations

This is a summary of our results of operations for the fiscal year ended June 30, 2006. To develop a full understanding of the results, please read the financial statements and notes included elsewhere in this report and our Form 10-K filed with the SEC.

Revenue increased by 34% to $1.18 billion in fiscal year 2006. Backlog, or signed business orders, increased 19% to $3.3 billion at the end of the year.

Operating income increased by 9% to $97.0 million, net income increased by 8% to $62.5 million, and diluted earnings per share increased by 6% to $1.08 for the year. The increases in operating income, net income and diluted earnings per share were affected by the adoption of a new accounting standard which requires us to recognize compensation expense related to share-based payment transactions such as stock option and restricted stock grants. As a result of this rule, we recognized an additional $12.8 million of compensation expense in fiscal year 2006. Without this expense, operating income, net income and diluted earnings per share would have increased 23%, 22%, and 20%, respectively.

Cash flows from operations were $86.8 million for the year, almost 1.4 times net income. We used $104.7 million of cash in investing activities, including $95.6 million to purchase Galaxy Scientific Corporation ("Galaxy") and $8.8 million for Spectrum Solutions Group, Inc. ("Spectrum"). Capital expenditures in fiscal year 2006 were $15.6 million, or 1.3% of revenue. Cash flows from financing activities were $28.5 million.

Our balance sheet remains strong. At the end of fiscal year 2006, we had $722.0 million of assets, consisting primarily of cash and accounts receivable. We ended the year with $183.4 million in cash and investments. Accounts receivable were $266.2 million and days sales outstanding for the year were 74. Goodwill totaled $169.3 million at year end, an increase of $80.1 million due to the Galaxy and Spectrum acquisitions. We had no bank debt, and stockholders' equity was $533.3 million.

On July 1, 2005, we completed the purchase of Galaxy, a provider of systems engineering, information technology, and tactical communications services and solutions to the federal government. We have consolidated Galaxy's operating results for the entire fiscal year 2006.

We acquired Spectrum, our sixth government services acquisition, in November 2005. Spectrum provides enterprise solutions such as Oracle, SAP, PeopleSoft, and Siebel applications and technologies to the federal government. We have consolidated Spectrum's operating results since the November 2 closing date.

SRA International, Inc. and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2005 and 2006 (In Thousands, Except Share and Per Share Amounts)

	2005	**2006**
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$162,973	**$173,564**
Short-term investments	20,156	**9,834**
Accounts receivable, net	206,995	**266,160**
Prepaid expenses and other	19,931	**23,382**
Deferred income taxes, current	6,506	**4,839**
Total current assets	416,561	**477,779**
PROPERTY AND EQUIPMENT, NET	34,754	**37,462**
OTHER ASSETS:		
Goodwill	89,214	**169,334**
Identified intangibles, net	17,661	**26,169**
Investments	5,172	**-**
Deferred income taxes, noncurrent	–	**3,462**
Deferred compensation trust	5,755	**7,768**
Total other assets	117,802	**206,733**
Total assets	$569,117	**$721,974**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 74,970	**$115,545**
Accrued payroll and employee benefits	49,486	**59,463**
Billings in excess of revenue recognized	6,616	**3,204**
Total current liabilities	131,072	**178,212**
LONG-TERM LIABILITIES:		
Deferred income taxes, noncurrent	106	**-**
Other long-term liabilities	8,847	**10,465**
Total long-term liabilities	8,953	**10,465**
Total liabilities	140,025	**188,677**
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, par value $0.20 per share; 5,000,000 shares authorized; none issued	–	**-**
Class A common stock, par value $0.004 per share; 180,000,000 shares authorized; 39,239,400 and 42,158,048 shares issued as of June 30, 2005 and 2006; 38,419,877 and 41,403,312 shares outstanding as of June 30, 2005 and 2006	157	**169**
Class B common stock, par value $0.004 per share; 55,000,000 shares authorized; 15,627,466 and 14,459,828 shares issued and outstanding as of June 30, 2005 and 2006	63	**58**
Additional paid-in capital	231,754	**275,440**
Treasury stock, at cost	(4,839)	**(6,302)**
Deferred stock-based compensation	(343)	**(888)**
Retained earnings	202,300	**264,820**
Total stockholders' equity	429,092	**533,297**
Total liabilities and stockholders' equity	$569,117	**$721,974**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended June 30, 2004, 2005, and 2006 (In Thousands, Except Share and Per Share Amounts)

	2004	2005	**2006**
Revenue	$ 615,802	$ 881,770	**$1,179,267**
Operating costs and expenses:			
Cost of services	442,771	653,115	**880,802**
Selling, general and administrative	100,919	126,404	**183,297**
Depreciation and amortization	10,511	13,141	**18,201**
Total operating costs and expenses	554,201	792,660	**1,082,300**
Operating income	61,601	89,110	**96,967**
Interest income, net	1,474	3,442	**4,232**
Other income	153	–	**–**
Income before taxes	63,228	92,552	**101,199**
Provision for income taxes	24,291	34,829	**38,679**
Net income	$ 38,937	$ 57,723	**$ 62,520**
Earnings per share:			
Basic	$ 0.76	$ 1.09	**$ 1.14**
Diluted	$ 0.71	$ 1.02	**$ 1.08**
Weighted-average shares:			
Basic	51,008,978	52,965,623	**55,064,138**
Diluted	54,738,028	56,549,303	**57,738,875**

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended June 30, 2004, 2005, and 2006 (In Thousands, Except Share Amounts)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Treasury Stock		Deferred Stock-Based Compensation	Retained Earnings	Total
	Shares	Amount	Shares	Amount		Shares	Amount			
Balance, July 1, 2003	45,156,014	$ 186	20,905,506	$ 80	$224,675	(15,985,022)	$(47,057)	$ (509)	$105,640	$283,015
Net income	–	–	–	–	–	–	–	–	38,937	38,937
Issuance of common stock	1,490,332	6	–	–	5,453	–	–	–	–	5,459
Reissuance of treasury stock	–	–	–	–	3,992	217,530	642	–	–	4,634
Purchase of treasury stock	–	–	–	–	–	(8,884)	(145)	–	–	(145)
Tax benefits of stock option exercises	–	–	–	–	7,109	–	–	–	–	7,109
Shares converted between classes	531,096	2	(531,096)	(2)	–	–	–	–	–	–
Issuance of restricted stock	–	–	–	–	466	–	–	(466)	–	–
Amortization of deferred stock-based compensation	–	–	–	–	–	–	–	259	–	259
Balance, June 30, 2004	47,177,442	$ 194	20,374,410	$ 78	$241,695	(15,776,376)	$(46,560)	$ (716)	$144,577	$339,268
Net income	–	–	–	–	–	–	–	–	57,723	57,723
Issuance of common stock	2,131,283	9	–	–	10,016	–	–	–	–	10,025
Reissuance of treasury stock	–	–	–	–	4,030	122,530	405	–	–	4,435
Adjustment due to stock split	(10,937,171)	(49)	(3,882,352)	(12)	(41,255)	14,834,323	41,316	–	–	–
Tax benefits of stock option exercises	–	–	–	–	17,156	–	–	–	–	17,156
Shares converted between classes	864,592	3	(864,592)	(3)	–	–	–	–	–	–
Issuance of common stock for ESPP	5,626	–	–	–	168	–	–	–	–	168
Issuance of restricted stock	(2,372)	–	–	–	(56)	–	–	56	–	–
Compensatory stock options issued or modified	–	–	–	–	–	–	–	240	–	240
Amortization of deferred stock-based compensation	–	–	–	–	–	–	–	77	–	77
Balance, June 30, 2005	39,239,400	$ 157	15,627,466	$ 63	$231,754	(819,523)	$ (4,839)	$ (343)	$202,300	$429,092
Net income	–	–	–	–	–	–	–	–	62,520	62,520
Issuance of common stock	1,680,503	7	–	–	11,746	–	–	–	–	11,753
Reissuance of treasury stock	–	–	–	–	3,198	134,162	799	–	–	3,997
Purchase of treasury stock	–	–	–	–	–	(69,375)	(2,262)	–	–	(2,262)
Tax benefits of stock option exercises	–	–	–	–	13,774	–	–	–	–	13,774
Shares converted between classes	1,167,638	5	(1,167,638)	(5)	–	–	–	–	–	–
Issuance of common stock for ESPP	36,179	–	–	–	1,246	–	–	–	–	1,246
Issuance of restricted stock	34,328	–	–	–	919	–	–	(919)	–	–
FAS123R stock-based compensation	–	–	–	–	12,803	–	–	–	–	12,803
Amortization of deferred stock-based compensation	–	–	–	–	–	–	–	374	–	374
Balance, June 30, 2006	**42,158,048**	**$ 169**	**14,459,828**	**$ 58**	**$275,440**	**(754,736)**	**$ (6,302)**	**$ (888)**	**$264,820**	**$533,297**

The accompanying notes are an integral part of these consolidated financial statements.

SRA International, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2004, 2005, and 2006 (In Thousands)

	2004	2005	**2006**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 38,937	$ 57,723	**$ 62,520**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,511	13,141	**18,201**
Stock-based compensation	259	317	**13,177**
Tax benefits of stock option exercises	7,109	17,156	**–**
Deferred income taxes	1,982	(3,570)	**(1,901)**
Changes in assets and liabilities, net of the effect of acquisitions:			
Accounts receivable	(39,051)	(35,890)	**(39,074)**
Prepaid expenses and other	(10,466)	2,941	**2,250**
Accounts payable and accrued expenses	23,573	7,704	**32,609**
Accrued payroll and employee benefits	7,164	8,226	**2,534**
Billings in excess of revenue recognized	3,152	(1,660)	**(3,412)**
Other	281	(100)	**(73)**
Net cash provided by operating activities	43,451	65,988	**86,831**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(11,760)	(21,353)	**(15,639)**
Purchases of investments	(22,792)	(18,516)	**(9,748)**
Sales and maturities of investments	1,083	15,983	**25,723**
Acquisition of ORION Scientific Systems, net of cash acquired	(32,927)	–	**–**
Acquisition of Touchstone Consulting Group, net of cash acquired	–	(37,124)	**–**
Acquisition of Galaxy Scientific Corporation, net of cash acquired	–	–	**(95,645)**
Acquisition of Spectrum Solutions Group, net of cash acquired	–	–	**(8,802)**
Acquisition of Mercomms Unlimited, net of cash acquired	–	–	**(637)**
Net cash used in investing activities	(66,396)	(61,010)	**(104,748)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of common stock	5,459	10,193	**12,999**
Tax benefits of stock option exercises	–	–	**13,774**
Reissuance of treasury stock	3,134	4,435	**3,997**
Purchase of treasury stock	(145)	–	**(2,262)**
Repayment of term loan	(400)	–	**–**
Net cash provided by financing activities	8,048	14,628	**28,508**
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(14,897)	19,606	**10,591**
Cash and cash equivalents, beginning of period	158,264	143,367	**162,973**
Cash and cash equivalents, end of period	$ 143,367	$162,973	**$173,564**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the period:			
Income taxes	$ 11,249	$ 21,211	**$ 26,377**
Cash received during the period:			
Interest	$ 1,524	$ 3,897	**$ 4,219**
Income taxes	$ 767	$ 652	**$ 1,038**

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of SRA International, Inc. (a Delaware corporation), and its wholly-owned subsidiaries (SRA or the Company). All significant intercompany transactions and balances have been eliminated. Investments in other companies in which the Company exerts significant influence but does not have a controlling interest are accounted for using the equity method of accounting.

Nature of Business

SRA provides technology and strategic consulting services and solutions primarily to clients in national security, civil government, and health care and public health. Since SRA's founding in 1978, the Company has derived substantially all of its revenue from services provided to federal government clients. SRA expects that services provided to federal government clients will continue to account for substantially all of its revenue for the foreseeable future.

Revenue from contracts with federal government agencies was 99 percent of total revenue for all periods presented herein. The National Guard, as a client group, accounted for approximately 13 percent, 11 percent, and 10 percent of revenue for the years ended June 30, 2004, 2005, and 2006, respectively. The United States Agency for International Development, as a client, accounted for approximately 10 percent, 12 percent, and 10 percent of revenue for the years ended June 30, 2004, 2005, and 2006, respectively. No other client or client group accounted for more than 10 percent of revenue in the periods presented herein.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments in determining the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, doubtful accounts receivable, goodwill and other intangible assets, and other contingent liabilities. The Company bases its estimates on historical experience and various other factors that are deemed reasonable at the time the estimates are made. Actual results may differ from estimates under different assumptions or conditions. See the Revenue Recognition section of this Note and Notes 2, 5, 6, 8, 10, 11 and 16 for additional information on certain estimates included in the Company's consolidated financial statements.

Revenue Recognition

Contract Accounting

The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered or goods delivered, the contract price is fixed or determinable, and collectibility is reasonably assured. The Company has a standard management process that we use to determine whether all required criteria for revenue recognition have been met. This standard management process includes a regular review of the Company's contract performance. This review covers, among other matters, outstanding action items, progress against schedule, effort and staffing, requirements stability, quality, risks and issues, subcontract management, cost, commitments, and client satisfaction. During this review, the Company determines whether the overall progress on a contract is consistent with the effort expended.

Absent evidence to the contrary, the Company recognizes revenue as follows. Revenue on cost-plus-fee contracts is recognized to the extent of costs actually incurred plus a proportionate amount of the fee earned. The Company considers fixed fees under cost-plus-fee contracts to be earned in proportion to the allowable costs actually incurred in performance of the contract. Revenue on time-and-materials contracts is recognized based on the hours actually incurred at the negotiated contract billing rates, plus the cost of any allowable material costs and out-of-pocket expenses. Revenue on fixed-price contracts is generally recognized using the percentage-of-completion method of contract accounting. Unless it is determined as part of the Company's regular contract performance review that overall progress on a contract is not consistent with costs expended to date, the Company determines the percentage completed based on the percentage of costs incurred to date in relation to total estimated costs expected upon completion of the contract. Revenue on fixed-price contracts pursuant to which a client pays us a specified amount to provide only a particular service for a stated time period, a so-called fee-for-service arrangement, is generally recognized ratably over the contract period, assuming all other criteria for revenue recognition are met. Performance-based fees, including award fees, under any contract type are considered earned when the Company can demonstrate satisfaction of performance goals, based upon historical experience, or has received contractual notification from a client that the fee has been earned. Billings for hardware or software purchased by customers under one of SRA's contracts where SRA acts as an agent, rather than a principal, in the transaction are excluded from the Company's revenue and cost of services, except to the extent of any fee or profit earned.

Contract revenue recognition inherently involves estimation. Examples of estimates include the contemplated level of effort to accomplish the tasks under contract, the cost of the effort, and an ongoing assessment of the Company's progress toward completing the contract. From time to time, as part of the Company's standard management processes, facts develop that require the Company to revise its estimated total costs or revenue. To the extent that a revised estimate affects contract profit or revenue previously recognized, the Company records the cumulative effect of the revision in the period in which the facts requiring the revision become known. The full amount of an anticipated loss on any type of contract is recognized in the period in which it becomes probable and can be reasonably estimated.

From time to time, the Company may proceed with work based on client direction prior to the completion and signing of formal contract documents. The Company has a formal review process for approving any such work. Revenue associated with such work is recognized only when it can be reliably estimated and realization is probable. The Company bases its estimates on previous experiences with the client, communications with the client regarding funding status, and its knowledge of available funding for the contract or program.

Disputes occasionally arise in the normal course of the Company's business due to events such as delays, changes in contract specifications, and questions of cost allowability or collectibility. Such matters, whether claims or unapproved change orders in the process of negotiation, are recorded at the lesser of their estimated net realizable value or actual costs incurred, and only when realization is probable and can be reliably estimated. Claims against the Company are recognized where a loss is considered probable and can be reasonably estimated in amount.

Unbilled accounts receivable are stated at the lower of actual cost incurred plus accrued profits or net estimated realizable value of incurred costs, reduced by billings to date. The Company maintains reserves for doubtful accounts receivable that may arise in the normal course of business. Historically, the Company has not had significant write-offs of doubtful accounts receivable related to work performed for the federal government. However, the Company performs work on contracts and task orders where, on occasion, issues arise that lead to accounts receivable not being fully collected. It is the Company's policy to provide reserves for the collectibility of accounts receivable when it is determined that it is probable that the Company will not collect all amounts due and the amount of the reserve requirements can be reasonably estimated.

Revenue for the years ended June 30, 2004, 2005, and 2006 was earned from the following contract types:

	2004	2005	**2006**
Cost-plus-fee	44%	46%	**45%**
Time-and-materials	38	34	**40**
Fixed-price	18	20	**15**

Software Licensing and Related Activities

The Company enters into arrangements, which may include the sale of licenses of the Company's proprietary software, consulting services and maintenance, or various combinations of each element. The Company recognizes revenue based on Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended, and modified by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." SOP 98-9 modified SOP 97-2 by requiring revenue to be recognized using the "residual method" if certain conditions are met. Revenue is recognized based on the residual method when an agreement has been signed by both parties, the fees are fixed or determinable, collection of the fees is probable, delivery of the product has occurred, and no other significant obligations remain. In the limited cases where return or refund rights have been offered, the Company defers all revenue recognition until the end of the return or refund period. Total software licensing and related activities revenue was $2,318,000, $4,148,000, and $3,961,000 for the years ended June 30, 2004, 2005, and 2006, respectively. Software licensing of the Company's proprietary software and related activities revenue was less than one percent of consolidated revenue for all periods presented.

Research and Development Costs

Research and development costs are expensed as incurred. Total research and development costs, which are included in selling, general and administrative expenses, were $1,708,000, $1,638,000, and $1,290,000 for the years ended June 30, 2004, 2005, and 2006, respectively.

Internal-Use Computer Software

The Company capitalizes costs incurred to license and implement software for internal-use in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal-Use." Such costs are amortized over periods ranging from three to seven years. Internal-use software costs capitalized were $610,000, $2,813,000, and $638,000 for the years ended June 30, 2004, 2005, and 2006, respectively.

Impairment of Long-Lived Assets

Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets and other intangibles may not be fully recoverable, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. If an impairment is indicated as a result of this review, the Company recognizes a loss based on the amount by which the carrying amount exceeds the estimated discounted future cash flows.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities less valuation allowances, if required. Enacted statutory tax rates are used to compute the tax consequences of these temporary differences.

Deferred Compensation Plan

Certain key employees of the Company are eligible to defer a specified percentage of their cash compensation by having it contributed to a nonqualified deferred compensation plan. Eligible employees may elect to defer up to 50 percent of their base salary and up to 100 percent of performance bonuses, reduced by any amounts withheld for the payment of taxes or other deductions required by law. The Company funds its deferred compensation liabilities by making cash contributions to a Rabbi Trust at the time the salary or bonus being deferred would otherwise be payable to the employee. Gains or losses on amounts held in the Rabbi Trust are fully allocable to plan participants. As a result, there is no net impact on the Company's results of operations, and the liability to plan participants is fully funded at all times.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a current maturity of 90 days or less to be cash equivalents.

Investments in Debt Securities

The Company considers all investments with current maturity dates of one year or less that do not qualify as cash equivalents to be short-term investments. The Company does not purchase investments with original maturity dates that exceed two years. The Company classifies all investments in debt securities as held-to-maturity and accounts for these investments at amortized cost.

Property and Equipment

Property and equipment, including major additions or improvements thereto, are recorded at cost and depreciated over their estimated useful lives ranging from three to seven years using the straight-line method. Leasehold improvements are amortized over the lesser of the lease term or the asset's estimated useful life, but typically not exceeding seven years, using the straight-line method. Depreciation and amortization expense related to property and equipment, including capitalized internal-use computer software, was $9,142,000, $11,150,000, and $13,205,000 for the years ended June 30, 2004, 2005, and 2006, respectively.

Goodwill and Intangible Assets

Goodwill, which represents the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed, is assessed for impairment under Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (Note 5). Intangible assets with finite lives are amortized on a straight-line basis over their useful lives, typically determined with the assistance of an outside valuation firm, of 5 to 12 years. Intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets."

Concentration of Credit Risk and Fair Value of Financial Instruments

Financial instruments that potentially subject the Company to credit risk consist primarily of cash equivalents, short- and long-term investments, and accounts receivable. The Company believes that concentrations of credit risk with respect to cash equivalents and investments are limited due to the high credit quality of these investments. The Company's investment policy requires that investments be in direct obligations of the U.S. government, certain U.S.

government sponsored entities, investments that are secured by direct or sponsored U.S. government obligations, or certain corporate or municipal debt obligations rated at least single-A or A-1/P-1, as applicable, by both Moody's Investor Service and Standard and Poor's. The Company's policy does not allow investment in any equity securities or the obligations of any entity under review for possible downgrade by a major rating service to a debt rating below single-A.

Investments in both fixed and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely affected because of a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations because of changes in interest rates or the Company may suffer losses in principal if forced to sell securities which have seen a decline in market value because of changes in interest rates. Investments are made in accordance with an investment policy approved by the Company's board of directors. Under this policy, no investment securities may have original maturities exceeding two years and the average duration of the portfolio cannot exceed nine months.

The Company believes that concentrations of credit risk with respect to accounts receivable are limited as they are primarily federal government receivables.

As of June 30, 2005 and 2006, the carrying value of financial instruments approximated fair value. These investments consist of corporate and municipal bonds with maturities of 7 months or less that are classified as held-to-maturity.

Stock Split

On May 2, 2005, the Company's board of directors declared a two-for-one split of the Company's outstanding common stock in the form of a 100 percent stock dividend. The stock dividend was distributed on May 27, 2005 to stockholders of record on May 13, 2005.

The par value of the Company's common stock was not adjusted with the stock split and remains at $0.004 per share. As a result, the Company reclassified amounts from additional paid-in capital to class A and class B par value of common stock based on the total shares of common stock issued. The Company used treasury shares to satisfy a portion of the stock dividend. The issuance of treasury shares was accounted for by transferring the book value of those shares from treasury stock to additional paid-in capital.

All per share amounts, outstanding shares of common stock, and common stock equivalents reported in the accompanying consolidated financial statements and notes thereto have been adjusted to retroactively reflect the stock split.

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing reported net income by the weighted-average number of common shares outstanding. Diluted EPS considers the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The difference between basic and diluted weighted-average common equivalent shares with respect to the Company's EPS calculation is due entirely to the assumed exercise of stock options. The dilutive effect of stock options for each period reported is summarized below:

	2004	2005	**2006**
Basic weighted-average common shares outstanding	51,008,978	52,965,623	**55,064,138**
Effect of potential exercise of stock options	3,729,050	3,583,680	**2,674,737**
Diluted weighted-average common shares outstanding	54,738,028	56,549,303	**57,738,875**

Stock options that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive, were 46,000, 375,000, and 1,490,708 for the years ended June 30, 2004, 2005, and 2006, respectively.

Recent Accounting Pronouncements

In June 2006, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-3, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)." EITF Issue No. 06-3 requires that companies disclose their accounting policy regarding the gross or net presentation of certain taxes. Taxes within the scope of EITF Issue No. 06-3 are any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF Issue No. 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not expect the adoption of this new accounting guidance to have a material impact on its financial position, results of operations, or cash flows.

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating what effect, if any, the adoption of FIN 48 will have on its financial position, results of operations, or cash flows.

Reclassifications

Certain reclassifications have been made to prior-period balances to conform to the current-period presentation.

2. Accounts Receivable:

Accounts receivable, net as of June 30, 2005 and 2006 consisted of the following (in thousands):

	2005	**2006**
Billed and billable, net of allowance of $1,159 and $1,614 as of June 30, 2005 and 2006, respectively	$195,140	**$242,259**
Unbilled:		
Retainages	4,444	**5,347**
Revenue recorded in excess of milestone billings on fixed-price contracts	3,783	**7,210**
Revenue recorded in excess of contractual authorization, billable upon receipt of contractual amendments/documents	5,480	**13,079**
Allowance for unbillable amounts	(1,852)	**(1,735)**
Total unbilled	11,855	**23,901**
Total accounts receivable	$206,995	**$266,160**

The billable receivables included in the billed and billable line item above represent primarily revenue earned in the final month of the reporting period and were billable as of the balance sheet date. These billable receivables are typically billed and collected within 90 days of the balance sheet date.

Consistent with industry practice, certain receivables related to long-term contracts are classified as current, although a portion of these amounts is not expected to be billed and collected within one year. Unbilled accounts receivable at June 30, 2006 are expected to be billed and collected within one year except for approximately $1.6 million related to a portion of retainages.

3. Prepaid Expenses and Other:

Prepaid expenses and other as of June 30, 2005 and 2006 consisted of the following (in thousands):

	2005	**2006**
Hardware and equipment purchased on behalf of customers	$ 2,914	**$10,468**
Prepaid maintenance and software	8,765	**7,385**
Other	8,252	**5,529**
Total prepaid expenses and other	$19,931	**$23,382**

4. Property and Equipment:

The components of property and equipment as of June 30, 2005 and 2006 are as follows (in thousands):

	2005	**2006**
Leasehold improvements	$21,617	**$24,653**
Furniture, equipment, and software	47,465	**59,387**
Subtotal	69,082	**84,040**
Less: Accumulated depreciation and amortization	(34,328)	**(46,578)**
Total property and equipment, net	$34,754	**$37,462**

5. Goodwill and Identified Intangibles:

The components of goodwill and identified intangible assets as of June 30, 2005 and 2006 are as follows (in thousands):

	2005	**2006**
Goodwill	$89,214	**$169,334**
Identified intangibles	21,761	**35,265**
Subtotal	110,975	**204,599**
Less: Accumulated amortization	(4,100)	**(9,096)**
Total goodwill and identified intangibles	$106,875	**$195,503**

Goodwill must be reviewed annually for impairment. The Company performs this review at the beginning of each calendar year. The Company performed the annual goodwill impairment analysis as of January 1, 2006 and concluded that there was no impairment of goodwill. The identified intangibles as of June 30, 2006 were all assigned to contract rights. Amortization expense of identified intangibles was $1,369,000, $1,991,000, and $4,996,000 for the years ended June 30, 2004, 2005, and 2006, respectively. Identified intangibles are being amortized on a straight-line basis over a period of 5 to 12 years.

Estimated amortization expense is as follows for the periods indicated (in thousands):

Years ending June 30,	
2007	**$ 5,153**
2008	**5,153**
2009	**4,747**
2010	**3,970**
2011	**2,609**
Thereafter	**4,537**
Total	**$26,169**

6. Accounts Payable and Accrued Expenses:

Accounts payable and accrued expenses as of June 30, 2005 and 2006 consisted of the following (in thousands):

	2005	**2006**
Vendor obligations	$69,581	**$108,803**
Current taxes payable and other	5,389	**6,742**
Total accounts payable and accrued expenses	$74,970	**$115,545**

7. Debt:

The Company had a term loan that matured on July 1, 2003. The term loan interest rate was fixed at 6.89 percent and the term loan principal balance was payable in quarterly installments of $400,000.

The Company maintained a $40 million credit facility that the Company elected not to renew when it expired on February 29, 2004. The Company does not currently intend to replace the credit facility as the Company expects its cash and cash equivalents and investments, together with cash flow generated from operations, to meet its normal operating liquidity and capital expenditure requirements for at least the next twelve months. However, in the event of a large acquisition or a series of smaller acquisitions in a relatively short period of time, the Company will likely be required to enter into a credit facility. The average revolving line of credit interest rate was 2.2 percent on balances outstanding for the year ended June 30, 2004. Total interest expense under the revolving credit facility and term loan was $6,000 for the year ended June 30, 2004. The maximum revolving line of credit balance was $2,258,000 for the year ended June 30, 2004. The average monthly revolving line of credit balance outstanding was $50,000 for the months during which there was a balance outstanding for the year ended June 30, 2004.

8. Other Long-Term Liabilities:

Other long-term liabilities as of June 30, 2005 and 2006 consisted of the following (in thousands):

	2005	**2006**
Liability to deferred compensation plan participants	$5,755	**$ 7,768**
Incentives for tenant improvements and other	3,092	**2,697**
Total other long-term liabilities	$8,847	**$10,465**

9. Benefit Plan:

The Company maintains a defined contribution plan, the SRA International, Inc. 401(k) Savings Plan (Plan). All regular and full-time employees are generally eligible to participate in the Plan. The board of directors of SRA may elect to make matching or other discretionary contributions to the Plan. The Company's matching contribution expense was $5,985,000, $7,477,000, and $10,026,000 for the years ended June 30, 2004, 2005, and 2006, respectively, including the value of the stock described in the next paragraph.

Plan participants may elect to receive matching contributions in cash, company stock, or a combination of the two. Matching contributions are earned by participants on the basis of their calendar year contributions to the Plan. The Company makes the matching contributions, including the transfer of class A common stock, each January for participant contributions made during the previous calendar year. The Company contributed 145,106, 107,730, and 56,142 shares of class A common stock to the Plan during the years ended June 30, 2004, 2005, and 2006, respectively.

10. Stockholders' Equity and Stock Options:

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock,

$0.20 par value per share, the terms and conditions of which are determined by the board of directors at each issuance. No preferred stock has been issued.

Common Stock

Holders of class A common stock are entitled to dividends per share in an amount equal to dividends per share declared and paid on class B common stock. Holders of both classes of common stock vote as a single class, with each share of class A common stock having one vote per share and each share of class B common stock having ten votes per share. Holders of both classes of common stock would share ratably in the net assets of the Company upon its liquidation or dissolution.

Treasury Stock

The treasury stock transactions that occurred before the Company's May 2002 initial public offering, reflected the Company's historical practice of purchasing up to a specified number of shares approved by the board of directors at the then fair market value. Prior to becoming publicly-traded, the Company retained an independent valuation firm to assist the board of directors in assessing the fair value of the stock. Only shares held by stockholders for more than six months were eligible to be purchased by the Company under this limited stock repurchase plan. The limited stock repurchase plan was discontinued when the Company became publicly-traded. Additionally, the Company historically purchased common stock from the SRA International Inc. 401(k) Savings Plan from terminated employees. This practice was discontinued in August 2003. In limited circumstances, the Company may elect to repurchase shares of outstanding common stock from employees upon the exercise of stock options for the purpose of satisfying the minimum required tax withholding.

Public Offerings

In June 2002, the Company completed its initial public offering, issuing 11,500,000 shares of class A common stock, all of which were issued and sold by the Company, at a price of $9.00 per share before expenses. Net proceeds to the Company were approximately $94.2 million, after deducting expenses related to the offering and the portion of the underwriting discount payable by the Company.

In June 2003, the Company completed a follow-on offering of 6,957,500 shares of class A common stock, of which 5,053,756 were issued and sold by the Company and 1,903,744 were sold by selling stockholders, at a price of $15.00 per share before expenses. Net proceeds to the Company were approximately $71.1 million, after deducting expenses related to the offering and the portion of the underwriting discount payable by the Company. The Company did not receive any proceeds from the sale of stock by selling stockholders.

Stock Options

Accounting for Stock-Based Compensation:

Stock-Based Benefit Plans

The Company maintained a key employee incentive plan that was approved by the Company's stockholders in November 1994. All options granted by the Company from November 1994 until January 2002 were granted under this 1994 plan. Following completion of the Company's initial public offering of stock, no additional options may be granted under this plan. Under the terms of the plan, options to purchase class A common stock or class B common stock were granted by the board of directors to key employees. The option price per share was determined by the board of directors and generally was no less than the fair value of the stock on the date of grant of the option. Prior to becoming publicly traded, the Company retained an independent valuation firm to assist the board of directors in assessing the fair value of the stock. Each option is exercisable within periods and in increments determined by the board of directors.

In March 2002, the Company adopted the SRA International, Inc. 2002 Stock Incentive Plan. Upon adoption, up to 7,058,822 shares of class A common stock were reserved for issuance under the 2002 plan. Pursuant to the terms of the 2002 plan, the number of shares authorized for issuance automatically increases at the beginning of each fiscal year, beginning with the fiscal year ended June 30, 2004. An additional 6,353,463 shares of class A common stock were reserved for issuance pursuant to the automatic increase feature of the 2002 plan through July 1, 2006. The 2002 plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock, and other stock-based awards. The 2002 plan is administered by the compensation committee of the board of directors, which shall determine the number of shares covered by options, and the exercise price, vesting period, and duration of option grants. The board of directors also has the authority under the 2002 plan to determine the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards. The 2002 plan expires in March 2012.

Adoption of SFAS No. 123R

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment," which requires that compensation costs related to share-based payment transactions be recognized in financial statements. SFAS No. 123R eliminates the alternative to use the intrinsic method of accounting provided for in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," which generally resulted in no compensation expense recorded in the financial statements related to the grant of stock options to employees if certain conditions were met.

Effective July 1, 2005, the Company adopted SFAS No. 123R using the modified prospective method. Under this method, compensation costs for all awards granted after the date of adoption and the unvested portion of previously granted awards outstanding at the date of adoption will be measured at estimated fair value and included in operating expenses over the vesting period during which an employee provides service in exchange for the award. Accordingly, prior period amounts presented herein have not been restated to reflect the adoption of SFAS No. 123R.

Prior to the adoption of SFAS No. 123R, the Company reported all tax benefits resulting from the exercise of stock options as operating cash flows in the consolidated statements of cash flows. In accordance with SFAS No. 123R, for the period beginning July 1, 2005, excess tax benefits from the exercise of stock options are presented as financing cash flows. The excess tax benefits totaled $13.8 million for the year ended June 30, 2006. Such benefits were $7.1 million and $17.2 million for the years ended June 30, 2004 and 2005, respectively, and are presented as a component of operating cash flows.

As a result of adopting SFAS No. 123R, the Company recorded an additional $12.8 million of stock-based compensation, or $7.8 million after-tax, in its statement of operations for the year ended June 30, 2006. This stock-based compensation expense reduced both basic and diluted earnings per share by $0.14 for the year ended June 30, 2006.

Fair Value Determination

The fair value concepts were not changed significantly in SFAS No. 123R; however, in adopting this Standard, companies must choose among alternative valuation models and amortization assumptions. The Company has elected to continue to use both the Black-Scholes-Merton option pricing model and straight-line amortization of compensation expense over the requisite service period of the grant. The Company will reconsider use of the Black-Scholes-Merton model if additional information becomes available in the future that indicates another model would be more appropriate, or if grants issued in future periods have characteristics that cannot be reasonably estimated using this model.

The Company has 10-year and 15-year options. The following weighted-average assumptions were used for option grants during the years ended June 30, 2004, 2005, and 2006:

Expected Volatility. The expected volatility of the Company's shares was estimated based upon the historical volatility of the Company's share price. The expected volatility factor used in valuing options granted during the years ended June 30, 2004, 2005, and 2006 was 47 percent, 31 percent and 32 percent, respectively.

Expected Term. The expected term was estimated based upon exercise experience of option grants made in the past to Company employees. Historical experience shows that employees typically exercise options prior to the end of the contractual term. The expected term used in valuing options granted for all periods presented was 5 years.

Risk-free Interest Rate. The Company bases the risk-free interest rate used in the Black-Scholes-Merton valuation method on the implied yield available on a U.S. Treasury note with a term equal to the expected term of the underlying grants. The weighted-average risk-free interest rate used in valuing options granted during the years ended June 30, 2004, 2005, and 2006 was 3.2 percent, 3.6 percent, and 4.2 percent, respectively.

Dividend Yield. The Black-Scholes-Merton valuation model calls for single expected dividend yield as an input. The Company has not paid dividends in the past nor does it expect to pay dividends in the future. As such, the Company used a dividend yield percentage of zero for all periods presented.

Stock Compensation Expense

The Company recognized compensatory stock option expense on stock options issued below fair market value or upon modification of option terms of $211,000, $211,000, and $88,000 for each of the years ended June 30, 2004, 2005, and 2006, respectively.

The Company recorded $12.8 million of stock-based compensation expense related to stock options and $0.3 million related to restricted stock for the year ended June 30, 2006 in addition to the stock compensation expense recorded above.

In prior years, while accounting for stock options under APB No. 25 and disclosing a pro forma expense calculation under SFAS No. 123, the Company did not include a forfeiture rate when calculating pro forma expense related to the options. In accordance with SFAS No. 123R, the Company estimated forfeitures and is recognizing compensation expense only for those share-based awards that are expected to vest.

As of June 30, 2006, there was $26.3 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. This cost is expected to be fully amortized in four years, with half of the total amortization cost being recognized within the next 15 months.

Stock Option Activity

During the year ended June 30, 2006, the Company granted stock options to purchase 1,625,760 shares of class A common stock at a weighted-average exercise price of $34.62 per share based on the fair value of class A common stock on the date of grant. The Black-Scholes-Merton weighted-average value of options granted for the years ended June 30, 2004, 2005, and 2006, was $7.63, $7.80, and $12.32, respectively. Using the Black-Scholes-Merton model, the total value of the options granted for the years ended June 30, 2004, 2005, and 2006, was $10,875,000, $16,266,000, and $18,126,922, respectively. The options vest at the rate of 25 percent per year over four years, beginning on the date of grant and expire ten years from the grant date.

During the year ended June 30, 2006, the Company also granted 35,450 shares of restricted stock at an average price of $30.06 per share that will vest at the rate of 25 percent per year over four years.

The following table summarizes stock option activity for the year ended June 30, 2006:

	Number of Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Shares under option, July 1, 2005	8,028,226	$12.54	$178,040
Options granted	1,625,760	$34.62	$ –
Options exercised	(1,680,503)	$ 6.98	$ 43,974
Options cancelled and expired	(306,699)	$23.58	$ 3,030
Shares under option, June 30, 2006	7,666,784	$18.00	$ 80,365
Options exercisable at June 30, 2006	3,663,790	$10.09	$ 61,459
Shares reserved for equity awards at June 30, 2006	4,959,467		

Information with respect to stock options outstanding and stock options exercisable at June 30, 2006 was as follows:

Range of Exercise Price	Options Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 0.20 - $ 0.30	271,596	0.9 years	$ 0.29
$ 2.58 - $ 5.07	1,638,243	7.5	$ 4.06
$10.85 - $16.80	2,177,043	9.4	$14.29
$19.39 - $35.40	3,579,902	8.6	$27.99
	7,666,784		

Range of Exercise Price	Options Exercisable	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 0.20 - $ 0.30	271,596	0.9 years	$ 0.29
$ 2.58 - $ 5.07	1,638,243	7.5	$ 4.06
$10.85 - $16.80	1,173,529	9.8	$13.86
$19.39 - $35.40	580,422	8.2	$24.11
	3,663,790		

Pro Forma Disclosures

Under the modified prospective method, results for the years ended June 30, 2004 and 2005 were not restated to include stock option expense. The previously disclosed pro forma effects of recognizing the estimated fair value of stock-based employee compensation for the years ended June 30, 2004 and 2005 (in thousands, except per share amounts) are presented below.

	2004	**2005**
Net income, as reported	$38,937	**$57,723**
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	259	**317**
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,554)	**(5,845)**
Pro forma net income	$35,642	**$52,195**
Earnings per share:		
Basic—as reported	$ 0.76	**$ 1.09**
Basic—pro forma	$ 0.70	**$ 0.99**
Diluted—as reported	$ 0.71	**$ 1.02**
Diluted—pro forma	$ 0.65	**$ 0.92**

Employee Stock Purchase Plan

The Company maintains the SRA International, Inc. 2004 Employee Stock Purchase Plan (ESPP) and has reserved 500,000 shares for issuance thereunder. The ESPP was available to all eligible employees beginning on January 1, 2005. The ESPP permits eligible employees to purchase class A common stock, through payroll deductions of up to 15% of the employee's compensation, at a price equal to 100% of the average of the high and low price of the common stock on the last day of each offering period. Employees purchased 5,626 and 36,179 shares for the years ended June 30, 2005 and 2006, respectively, under the ESPP.

11. Income Taxes:

The provision for federal and state income taxes for the years ended June 30, 2004, 2005, and 2006, included the following (in thousands):

	2004	2005	**2006**
Current provision:			
Federal	$18,363	$27,416	**$28,344**
State	3,512	4,660	**5,802**
Deferred provision:			
Federal	2,130	1,644	**3,836**
State	286	1,109	**697**
Total income tax provision	$24,291	$34,829	**$38,679**

The Company's effective income tax rate varied from the statutory federal income tax rate for the years ended June 30, 2004, 2005, and 2006 as follows:

	2004	2005	**2006**
Statutory federal income tax rate	35.0%	35.0%	**35.0%**
State income taxes, net of federal income tax benefit	3.9	4.2	**4.2**
Stock-based compensation	0.1	0.1	**0.1**
Municipal bond interest	(0.4)	(0.9)	**(0.5)**
Refunds and credits	(0.5)	(1.0)	**(0.8)**
Nondeductible expenses and other	0.3	0.2	**0.2**
Effective tax rate	38.4%	37.6%	**38.2%**

The components of the net deferred tax asset as of June 30, 2005 and 2006 were as follows (in thousands):

	2005	**2006**
Deferred tax assets:		
Compensated absences and other accruals not yet deductible for tax purposes	$13,047	**$14,762**
Financial statement depreciation in excess of tax depreciation	3,486	**3,464**
Deferred compensation	2,098	**1,987**
Nonqualified stock awards	–	**4,927**
State job creation credits	438	**399**
Total deferred tax assets	19,069	**25,539**
Deferred tax liabilities:		
Identified intangibles	(4,549)	**(5,809)**
Prepaid expenses	(2,872)	**(2,804)**
Unbilled contract revenue	(3,784)	**(7,228)**
Capitalized software	(1,370)	**(1,397)**
Other	(94)	**–**
Total deferred tax liabilities	(12,669)	**(17,238)**
Net deferred tax asset	$ 6,400	**$ 8,301**

12. Commitments and Contingencies:

Government Contracting

Payments to the Company on cost-plus-fee contracts are provisional and are subject to adjustment upon audit by the Defense Contract Audit Agency. Audits through June 30, 2004 have been completed. In the opinion of management, audit adjustments that may result from audits for periods after June 30, 2004 are not expected to have a material effect on the Company's financial position, results of operations, or cash flows.

Additionally, federal government contracts, by their terms, generally can be terminated at any time by the federal government, without cause, for the convenience of the federal government. If a federal government contract is so terminated, the Company would be entitled to receive compensation for the services provided and costs incurred through the time of termination, plus a negotiated amount of profit. Federal government contractors who fail to comply with applicable government procurement-related statutes and regulations may be subject to potential contract termination, suspension and debarment from contracting with the government, or other remedies. Management believes the Company has complied with all applicable procurement-related statutes and regulations.

Leases

Net rent expense for the years ended June 30, 2004, 2005, and 2006 was as follows (in thousands):

	2004	2005	**2006**
Office space	$18,114	$23,726	**$27,649**
Sublease income	(964)	(936)	**(1,085)**
Subtotal	17,150	22,790	**26,564**
Furniture and equipment	628	737	**881**
Total	$17,778	$23,527	**$27,445**

The following table summarizes our future minimum rental commitments under noncancellable operating leases, primarily for office space, as of June 30, 2006 (in thousands). We did not include amounts already recorded on our balance sheet as liabilities at June 30, 2006.

	Rental Commitments	Sublease Income	Net Commitments
Years ending June 30,			
2007	$ 28,015	$ 73	$ 27,942
2008	25,333	75	25,258
2009	23,596	71	23,525
2010	20,863	–	20,863
2011	16,876	–	16,876
Thereafter	72,560	–	72,560
Total minimum lease payments	$ 187,243	$ 219	$ 187,024

The Company leases all of its office facilities. Leases for certain office space may include incentives for tenant improvements, rent holidays, or rent escalation clauses. Certain lease commitments are subject to adjustment based on changes in the Consumer Price Index. The incentives for tenant improvements are recorded as liabilities and amortized as reductions in rent expense over the term of the respective leases. The Company recognizes rent expense, including escalated rent and rent holidays, on a straight-line basis over the term of the lease.

Capitalized lease obligations included in accounts payable and accrued expenses were $93,000 and $146,000 as of June 30, 2005 and 2006, respectively, and represent the current portion of amounts due under leases for the use of computers and other equipment. The long-term portion of the capital lease obligations was approximately $132,000 and $46,000 at June 30, 2005 and 2006, respectively, and is included in other long-term liabilities. Included in property and equipment are related assets of $1,312,000 and $1,362,000 less accumulated amortization of $1,104,000 and $1,187,000 as of June 30, 2005 and 2006, respectively.

13. Litigation

The Company is involved in various legal proceedings concerning matters arising in the ordinary course of business. The Company currently believes that any ultimate liability arising out of these proceedings will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

14. Related Party Transactions:

In May 2001, Mantas, which was previously one of the Company's service offerings, was contributed to a separate company, Mantas, Inc., or Mantas, which was formed with funding and other contributions received from unrelated third parties. Mantas is a provider of services to the financial services industry to address anti-money laundering and other data mining issues. As of June 30, 2006, the Company owned approximately eight million shares of Mantas class A common stock. The Company has no cost basis in Mantas, nor is there any obligation or expectation to fund, the ongoing operations of Mantas.

In the years ended June 30, 2005 and 2004, Mantas had utilized certain services provided by the Company for which the Company was reimbursed. Mantas leased space from the Company and received other support services related to its occupancy. Sublease income and amounts due for other support services provided were approximately $707,000 for the year ended June 30, 2004. The Company also allowed Mantas to obtain certain travel and insurance-related services utilizing the Company's existing relationships with vendors. The total of such services received by Mantas were approximately $2.5 million and $183,000 for the years ended June 30, 2004 and 2005, respectively. Additionally, the Company provided labor services when requested by Mantas to support its administrative and client support activities. Approximately $368,000 and $304,000 of such labor services were provided for the years ended June 30, 2004 and 2005, respectively. All amounts were subsequently paid by Mantas to the Company. The Company is no longer providing services to Mantas.

15. Segment Reporting:

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Although the Company is organized by strategic business unit, the Company considers each of its government contracting units to have similar economic characteristics, provide similar types of services, and have a similar customer base. Accordingly, the Company reports one operating segment for financial reporting purposes, the Consulting & System Integration (C&SI) business which aggregates all of its current operations.

The C&SI segment represents the Company's core business and includes high-end technology and strategic consulting services and solutions primarily for federal government clients. Since October 2002, the C&SI segment has represented all of the Company's ongoing operations.

16. Acquisitions:

ORION Scientific Systems

In January 2004, the Company completed its acquisition of ORION Scientific Systems ("Orion"), a privately-held company focused on national security and homeland defense. Orion provides analytical support, training, system development, and proprietary knowledge management applications to its customers in the intelligence agencies, Department of Defense, and law enforcement community. The Company acquired Orion for approximately $34.5 million net of acquisition costs, consisting of approximately $33.0 million of cash on hand and $1.5 million of class A common stock. Approximately $8.4 million of the purchase price was allocated to identified intangibles and approximately $26.6 million to goodwill. Pursuant to the requirements of SFAS No. 141 "Business Combinations," the effect of the acquisition did not meet the criteria of a material and significant acquisition, and therefore, pro forma disclosures are not presented in these consolidated financial statements.

Touchstone Consulting Group, Inc.

In April 2005, the Company completed its acquisition of Touchstone Consulting Group, Inc. ("Touchstone"), a privately-held management consultancy with an established track record of serving senior executives in the federal government. Touchstone provides strategic consulting services to its customers throughout the federal government, including the Department of Homeland Security, Department of Defense, intelligence agencies, and the Office of Management and Budget. The Company acquired Touchstone for approximately $37.0 million net of acquisition costs, from cash on hand. Approximately $6.5 million of the purchase price was allocated to identified intangibles and approximately $26.5 million to goodwill. Pursuant to the requirements of SFAS No. 141 "Business Combinations," the effect of the acquisition did not meet the criteria of a material and significant acquisition, and therefore, pro forma disclosures are not presented in these consolidated financial statements.

Galaxy Scientific Corporation

In July 2005, the Company completed its acquisition of Galaxy Scientific Corporation ("Galaxy"), a privately-held provider of systems engineering, information technology, and tactical communication services and solutions to the federal government. Galaxy specializes in command and control, communications, computers and intelligence (C4I) tactical systems; information assurance; information technology; training systems; engineering support; and safety and security technologies. The Company acquired Galaxy for approximately $98.7 million, net of acquisition costs, from cash on hand. Approximately $12.0 million of the purchase price was allocated to identified intangibles and approximately $73.4 million to goodwill. Pursuant to the requirements of SFAS No. 141, "Business Combinations," the acquisition did not meet the criteria of a material and significant acquisition, and therefore, pro forma disclosures are not presented in these consolidated financial statements.

Spectrum Solutions Group, Inc.

In November 2005, the Company acquired Spectrum Solutions Group, Inc. ("Spectrum"), a privately-held provider of enterprise solutions such as Oracle, SAP, PeopleSoft, and Siebel applications and technologies to the federal government. The Company acquired Spectrum for approximately $9.7 million, net of acquisition costs, from cash on hand. Approximately $0.9 million of the purchase price was allocated to identified intangibles and approximately $6.7 million to goodwill. Pursuant to the requirements of SFAS No. 141, "Business Combinations," the acquisition did not meet the criteria of a material and significant acquisition, and therefore, pro forma disclosures are not presented in these consolidated financial statements.

Mercomms Unlimited, Inc.

In April 2006, the Company acquired Mercomms Unlimited, Inc. ("Mercomms"), which specializes in advanced maritime and defense communications technologies for the federal government. Mercomms was acquired for approximately $637,000, substantially all of which was assigned to identified intangibles. Pursuant to the requirements of SFAS No. 141, "Business Combinations," the acquisition did not meet the criteria of a material and significant acquisition, and therefore, pro forma disclosures are not presented in these consolidated financial statements.

17. Quarterly Financial Data (Unaudited) (In Thousands, Except Per Share Amounts):

	Revenue	Operating Income	Income Before Taxes	Net Income	Earnings Per Share (a)	
Year Ended June 30, 2005					**Basic**	**Diluted**
1st Quarter	$203,474	$19,770	$20,293	$12,440	$0.24	$0.22
2nd Quarter	211,212	22,269	23,023	14,723	0.28	0.26
3rd Quarter	226,018	22,752	23,722	14,694	0.28	0.26
4th Quarter	241,066	24,319	25,514	15,866	0.29	0.28
Year Ended June 30, 2006						
1st Quarter	$280,695	$22,788	$23,521	$14,390	$0.27	$0.25
2nd Quarter	305,313	24,220	25,257	15,903	0.29	0.28
3rd Quarter	296,098	23,019	23,845	14,783	0.27	0.26
4th Quarter	297,161	26,940	28,576	17,444	0.31	0.30

(a) The sum of earnings per share for the four quarters may differ from the annual earnings per share due to the required method of computing the weighted-average number of shares in the interim period.

18. Subsequent Event:

On August 14, 2006, i-flex solutions, a leading IT provider to the global financial services industry, announced that it entered into a definitive agreement to acquire Mantas, Inc. for approximately $122.6 million. The transaction is subject to customary conditions, including expiration of the Hart-Scott-Rodino antitrust waiting period. Upon the completion of the sale of Mantas and subsequent release of funds pursuant to the terms of the indemnification escrow agreements, the Company will recognize a total pre-tax gain of approximately $4.4 million.

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

To the Board of Directors and Stockholders of SRA International, Inc.:

We have audited the accompanying consolidated balance sheets of SRA International, Inc. and subsidiaries (the "Company") as of June 30, 2005 and 2006, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SRA International, Inc. and subsidiaries as of June 30, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of June 30, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 22, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

McLean, Virginia
August 22, 2006

Management's Report on Internal Control Over Financial Reporting

The management of SRA International, Inc. and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Exchange Act Rule 13a-15(f), and for assessing the effectiveness of internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability and fair presentation of published financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2006 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework*. This assessment excluded the internal control over financial reporting at Spectrum Solutions Group, Inc., which was acquired on November 2, 2005 and whose financial statements reflect total assets and revenue both constituting 1 percent of the related consolidated financial statement amounts as of and for the year ended June 30, 2006. Based on this assessment, management determined that the Company's internal control over financial reporting was effective as of June 30, 2006.

Deloitte & Touche LLP (D&T), an independent registered public accounting firm, has issued an attestation report on management's assessment of the Company's internal control over financial reporting. The D&T report immediately follows this report.

Renato A. DiPentima
President and Chief Executive Officer

Stephen C. Hughes
Executive Vice President, Chief Financial Officer
and Chief of Finance and Administration

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Stockholders of SRA International, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that SRA International, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from their assessment the internal control over financial reporting at Spectrum Solutions Group, Inc., which was acquired on November 2, 2005 and whose financial statements reflect total assets and revenues both constituting 1 percent of the related consolidated financial statement amounts as of and for the year ended June 30, 2006. Accordingly, our audit did not include the internal control over financial reporting at Spectrum Solutions Group, Inc. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2006 of the Company and our report dated August 22, 2006 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

McLean, Virginia
August 22, 2006

SRA Employees

1978 • ERNST VOLGENAU • TED LEGASEY • WILLIAM BREHM • **1979** • BOB DAY • STUART RUBENS • **1980** • ANDY COHEN • SHERMAN GREENSTEIN BARRY LANDEW • DIANE PULLIAM • **1981** • GAYNELL FRITZ • STEVE HUGHES • **1982** • MATTHEW BLACK • SHURMAN BRYANT • JON HERTZOG • KEMP PRUGH JUDY SAKOWITZ • RICHARD SHULLAW • **1983** • SUE AUSTIN • MIKE DUFFY • HELEN HORNER • ALAN JONES • SHERRIE JONES • THIA KIM • DAVID KRIEGMAN DICK WELCH • **1984** • GENE CARTIER • DAVID GARFIELD • BOB HANNAH • MARK LEAMAN • STAN LUCAS • JOAN OSBORNE • GARY SCHWEIGERT ANITA STOLAROW • **1985** • ANN ROWLEY • LISA THAMASETT • **1986** • WAYNE BLACKBURN • HATTE BLEJER • BOB BORAH • MONICA CLEARY • BERNIE COHEN LARISSA CURTIS • MARJORIE DAVIS • FRANK DOWLING • KEVIN GRAVES • CONNIE HAITH • RICHARD HORNER • TOM HUTTON • STUART KOPPERMAN MARVIN LERFALD • TYRON MEADOWS • PHILIP OBER • LAWLEY PAISLEY-JONES • MARIANN REDDY • DONALD ROSE • CARLA SAIA • JOAN VAN STEYN JOHN VICKERS • WANDA WELLS-HINES • **1987** • MARGARET BARTON • JAN BATTEN • ALICE CANERDAY • ALFREDA CLARK • DAVE CONETSCO • SONYA FULLER VICKI HOLIDAY • JIM JONES • RICHARD LABASH • JIM MCCOY • BOB MCLAUGHLIN • ROB MORRIS • ELLEN MOYER • CHARLIE PAYNE • JIM RODGERS SEYMOUR SAMUELS • MIKE SIMMONS • JEFF SPURLIN • JOHN STRAIN • JEFFREY WESTERHOFF • JIM WOLFE • **1988** • DELILAH BINES • DONNA BOUTTÉ SMITH THERESA BROWN • ROB BURCIAGA • TOM CANAVAN • JILL CARTER • BILL CODY • ANDY COSTA • LUCINDA COX • KAY CURLING • MICHAEL FOX • LISA HOPPER SHIRL JENKINS • LETETIA JOHNSON • DICK LOWE • MARTI MORANO • ALAN PAIGE • CHUCK PERRY • JEAN PRICE • PAUL RIZZO • BILL SCHERER, SR. GEORGE SILVAS • KATHY SIMMONS • WEKLEN YEE • **1989** • BEN LAM • JOHN MALONEY • ANGIE MCNEILL • CAL MILLER • ELISE OPPENHEIMER • ANGIE POORE SEBASTIAN REYES • ROBERT RUE • SANDY SHINN • JAY SIEGEL • MIJ STRANGE • BRIAN THACKER • **1990** • ANNE DONOHUE • KEVIN FAGAN • JOHN KELLER BOB MOORE • CHARLES OLAH • ROBERT PUGH • STEVE RATHERT • JOYCE REEVES • SANDRA ROGERS • DEBORAH SHIRLEY • MARSHA WESTON **1991** • YOVONDA ALEXANDER • CHINATSU AONE • EMMA ARTINIAN • CLAIRE AVERY • LYNDA BADGER • AL BORNMANN • TOM BREIDENBACH • JAMES COE MARK COONEY • VINNIE DEVITO • ALIX EVANS • BOB EVARTS • JIM HELBERG • SUE JONES • PAUL KIRKEGAARD • JENNIFER KURZHALS • EMMET LUNG MAC MCSWEENEY • MICHAEL MERCHANT • SUSAN MORGAN • JAMES MURPHY • DAVID PARK • CARL ROSENBLATT • JAMES SINGER • NGOC TRAN OLGA VELAZQUEZ • BILL VERDOORN • **1992** • LESLIE AUCOIN • BILL BASS • DONNA BIRGE • KIMBERLY BLANCHFIELD • ALBERT BROOKS • VERONICA BURGESS PAT BURKE • JIM CHOULAS • FRED CONNOLLY • PAUL COOK • TIM COOKE • MICHAEL CORWIN • JOHN COVENTRY • PAT COWAN • BRIAN CROSS TRACY DENISON • MIKE FISHER • LARRY FOBIAN • BRIAN FOGG • GENE FRANK • BRUCE GILBERT • BRENDA GRAVES • MAX HALL • GEORGE HARLEY KATRINA HAWKINS • SCOTT HOGE • KATHLEEN HUTCHINSON • SUZANNE KOROW • ERIC KURZHALS • HARLAN LENIUS • PAT LITTLE • ANNE MARSHALL JIM MCCOLLOUGH • WILLIAM MCELYEA • DANNY MICHAEL • JILL MICHNA • MARK MULLER • KATHY NIELSEN • STEVE PORTER • GILES SCONYERS TIM TWOMEY • WALT WILLIAMS • DAVID WILSON • **1993** • SCOTT BENNETT • TAMMIE BOWEN • PATRICK BRADLEY • DENNIS BRENNAN • DAVID BROWN LINDA CALVERT • ARCEL CASTILLO • LINDA BURAK CHAPPELL • EILEEN CLARK • SARAH COBURN • CHUCK CROTTY • DENNIS EDWARDS • PETER FABRY RAYMOND GOOD • BARBARA HARNEY • CYLINA HICKS • STEPHEN HORNE • JOCELYN HSU • BRAD JEFFERSON • CHUCK JOHNSON • MARIA KIERNAN DANIEL KOBASA • STEPHEN LINDBLOM • ROBIN MARTELL • DEBORAH MOORE • NORM MORALES • DAVID MOSCOVITZ • JOYCE MOSHER • PATRICK PHELPS COURTNEY PUGH • TINA RAPP • SCOTT READY • MIKE REDMAN • PETER ROTHSCHILD • MANDANA SATTARI • CHARLIE SEIFERT • PHILIP SIMON • SEAN SINCLAIR DIANA SISLER • MORGAN SMITH • ALAN STANTON • JOHN TURQUETTE • PAT VALVO • STEVEN WILEY • **1994** • DONALD ANDERSON • KAKALI BANERJEE ANDREA BILLEWICZ • BILL CARDEN • BILL COCKAYNE • KEVIN CONROY • SHERRY DAVIS • ALLEN DEITZ • DAN DUKANAUSKAS • KENNETH EKMAN CAROL HALLAM • THOMAS HOLDER • MELISSA HOUGHTON • MICHAEL HUFF • BOBBI JACKSON • GEORGE JENKINS • CELESTE KENNY • LAURA LUKE JOHN LUONGO • AARON MARKEL • JEFF MARKOVITZ • MARWAN MINA • JOHN MOHN • LEN MORRIS • DONALD MYNATT • DAVID PAGE • THOMAS PARKE BRYAN POLK • DARLENE REINHARD • JIM SCHNEIDER • CYNTHIA SCRUGGS • BRUCE SHARPE • FRANK SHARTLE • JON SIMON • DALE STEVENS KEVIN STEVENSON • DAVID TATUM • MARK TRAMONTOZZI • FRANK VARACALLI • DINESH VERMA • WENDELIN WINSLOW • BILL WRIGHT • TYLER WRIGHT ST. CLAIR WYRE • **1995** • DENNIS ALFORD • PETER BEAVINS • WILLIAM BERNACKI • CHRISTOPHER BISHOP • ED BITZER • THOMAS BODINE KENNETH CAMPBELL • SUE CARAVELLI • YENSHI CHEN • TERRY CHHENG • SERGEI CHIBANOV • PETER CHO • GWENDOLYN CONVERSE • VAN DANG MIKE DAY • NIKKI DINH • RENATO DIPENTIMA • SIMON FINLOW • RICHARD FISHER • MARVIN FLOOM • JOHN GALLAGHER • JANET GOLDEN BARBARA GORLINSKY • JAMES GORLINSKY • CHRIS HALYSHYN • THOMAS HAMPTON • BARBARA HARRIS • BOB JOHNSON • MARGARET JONES DOREEN KACHUR • ALLISON KENNETT • CHRISTOPHER LAWRENCE • RICHARD LEDMAN • ERICA LEWIS • WILLIAM MATHIS • PATRICIA MERCADO SANDRA MIDDLETON • JANET MILLION • JEAN MURPHY • DAT NGO • RENEE O'BRIEN • BRYAN RICHARDS • KENNETH ROHRER • DAVID ROWE TAMMY SMITH • CHARLES STEVENSON • MIKE STOCKWELL • ELAINE SYKES • HUU TRAN • MICHELLE VITTITOW • KAREN VULETA • DONNA WALLS LYNN WESTPHAELINGER • **1996** • AHMED ABDURREZAK • ERIC ANDERSON • ERIC BARTHOLOW • BOB BENJAMIN • KARL BOEHM • DIANNE BOLDEN MAGGIE BOND • GARY BRIGGS • PHIL BROWN • FRANCESCA BRUNNER-KENNEDY • GEORGE BUEHNER • ELLIOTT BUTLER • BROOKE CALDWELL LUCILLE CLARK • JOE COLLINS • ALAN CORSON • JO COTT • PATRICIA DAUGHTRY • AL DUNCAN • L. EVERETT • PAOLA FERGERSTROM • THEODORE FISCHER STAN FORD • STEVEN FOX • PISEY FREDERICK • ARLENE GATCHALIAN • RHONDA GIBULA • SRIKUMAR GOPALAKRISHNA • JENNIFER GREENE • PETER HALVERSON PAUL HANSEN • SUZANNE HARNED • RICHARD HOOPER • BRIAN HOOVER • CONNIE JOHNSON • ELORA JONES • ERIC JUNKER • SUMI KAUSHIK JOHNNY KICKLIGHTER • GAIL KIDWELL • JOHN KOLMAN • ELLEN KONG • ERIK LARSON • DIANE LEDONNE • AMY S. LEE • LAN LEUNG • TERENCIA LIPFORD SUDHA LLOYD • ROBERT LYNCH • MICHAEL MALONE • MITCH MILLER • ROBERT MILLER • DOUGLAS MILLION • KOH MORRISEY • SONNY NGUYEN VICTORIA NGUYEN • BILL NIEHAUS • JOSETTE O'NEIL • KACY ORA • DEVANG PATEL • ELENI PECJAK • KEVIN PHELPS • RICHARD PITTMAN • NICHELLE POE LORI POGASH • CLAUDIA REDA • KATHIE REED • WAYNE ROE • BILL SCHERER, JR. • MATTHEW SHAKER • MICHAEL SMITH • STEPHEN G. SMITH • KENT SOMMERS VENKATARAMAN SRINIVASAN • STEVE TEW • LAURA URBAN • DAVE VENNERGRUND • BELINDA VINES • PHUONG VU • DAVID WALLIS • PHILIP ZELLNER **1997** • MINTER ALEXANDER • KENNETH ALLGOOD • ESTHER ASAKI • DEIRDRE BAKER • VICKY BAKER • MICHAEL BARRETTA • ROBERT BASINGER • ANN BERIN JEFFREY BIELOT • CONSTANCE BIRKLAND • EDWIN BOUTON • MICHAEL BOWLING • NORMA BOWLING • JANICE BURROWS • TONYA CARTMILL JAMES CHRISTOPHER • NANCY CIRANNI • JUDY CLARY • JEANNE COGLIANESE • TRACY COLE • STEVEN DELLAPORTA • ROOPALEE DESHMUKH • NANCY DEVINE CAROLE DICKER • DAVID DUBOSE • WILLIAM DUCE • FRANK DURSO • MELISA EPES • AN FANG • JEFFERY FARSCHON • STEVEN FLANNERY • DANIEL FLECK PHYLLIS FOLEY • MITRA GALT • JIM GARVIN • SANDRA GILL • TED GONTER • DIANE GONZALEZ • DAVID GRAY • CHIENYUNG HAN • HELEN HARNED WILLIAM HART • ROBERT HATTON • JOCELYN HODGES • SUE-FANG HSU • JUNE HUNT • BARON JACKSON • VANESSA JACKSON • CHERYL JOHNSON THOMAS JOSTEN • DAVID KANE • PRIYA KOWDLEY • JAMES LATIMER • SUSAN LILLY • PETER LOCKWOOD • WILLIAM LOVELACE • TERESA MCCARGO MELODY MCCLEARY • BETH MCGRODER • BRIAN MICHL • PAUL NAGEL • LINH NGUYEN • PHILLIP NONEZ • DAVE O'NEILL • MARY PADILLA • GIOVANNA PATTERSON PHILIP PAU • NICHOLA PELOT • ANTOINETTE PETERSON • MICHAEL PETTIGREW • GERRY PIKUS • LESLEY PLITZ • MILA RAMOS-SANTACRUZ • JOHN REPHLO KEVIN ROBBINS • JOE RYAN • FAMING SHEN • THOMAS SIELAFF • MARSHALL SNYDER • ALAN THOMPSON • NANCY THORNES • RICK TOSSAVAINEN JON VETTERLEIN • CHEN-YU VORABHANDA • DAVID WALLEN • LINDA WELCH • ANDY WHITE • LARRY WHITE • WALTER WHITE • CARL WILLIS-FORD DEBBIE WINFIELD • AUDREY WITHERSPOON • CHI-LIN WOOLF • FRANK WU • JOHN ZHAO • **1998** • KYLE ADAMS • PAM ALLEN • OURY BAH • PATRICIA BAKER STEVEN BASSETT • VICKI BECK • MARDI BESS • SHELLIE BINGHAM • EBRU BJARNASON • JEAN-PAUL BOUCHER • JIM BOYD • JENNIFER BREEDEN • TRISH BROUD • DAVE BROWN • MICHAEL BUCHNER • MARSHA BULLOCK RICK BURGESS • KAJORNDEJ BURNS • JILL CABALLERO • CRISTINA CAMPBELL • JIM CAMPBELL • HONG CAO • REGINA CARTER • DEBBIE CIOLETTI • VINCENT COLBERT • JASON COLE • ROBERT COLEMAN • DOYLE COOK JOSEPH COTTON • JEFFREY CROOK • VU DANG • DEREK DAVID • BARBARA DAVIS • SHIRLEY DAVIS • JAMES DAWSON • DAVID DIKEL • MARJORIE EYRE • DAVE FEURTADO • TONI FORTES • ALEXANDER GALANES • NICHOLE GANT THERESA GERACI • ROBERT GICKING • KEVIN GILBERT • RONALD GINGRAS • MICHAEL GROSS • CHARLES GROW • MOLLY HAASE • SCOTT HALE • CHRISTOPHER HARNEY • CHARLES HARP • AARON HAWES • CINDY HEFLIN MAUREEN HENRIKSEN • JOSEPH HERLICA • KAREN HERR • KYLE HOLMQUIST • JIM HUANG • DOUGLAS HURD • ROSE JANKE • JEFFREY JOHNSON • KATHLEEN JONES • MADELINE KEELEY • PETER KELLY • TODD KIHNLEY JOHN KIM • ANTHONY KLAPP • SARALA KUMARI • STEPHEN LANGLAIS • AMY LEE • RONNIE LEE • ALBERT LEWIS • CYNTHIA LOMAX • MAURICE LYNCH • MICHELE MARQUIS • AMY MARTIN • REGINA MAXIM • BILL MAY SUSAN MCDONALD • MADELYN MCGRATH • LARRY MCMILLION • ALPHONSO MESSAM • JOHN MESSINA • JOSEPH MILLER • SUEANNE MORSE • SANDY MURPHY • BRITT NALLEY • NHA NICKERSON • SANDRA NICKERSON JOHN OLIVER • DAVE OLKOWSKI • LORETTA ORTMAN • JACLYN PAEK • HELEN PAINE • KAY PATTERSON • REBECCA PATTERSON • ELLERY PAYTON • MY-PHUONG PHAN • THUAN PHAN • BOB PICKETT • DANA PITTMAN ROBERT PIXLEY • DIANNE PRETANIK • ELIZABETH PRICE • GERALD PRICE • BRENDA PROCTOR • MARILYN RAY • ELAINE REEDER • CHRISTIANE RHODES • MARY RICHARDSON • GARY ROBINSON • JOHN ROUTH • JENNIFER RUSS PAMELA SANDERS • ELISSA SCHEINBERG • JOHN SCHMITZ • GRANT SCOTT • TERESA SHALAP • M.C. SHEFTEL • JASON SIGMON • RICHARD SIMMS • CHRISTINE SIMPSON • JULIANNA SIMPSON • KAREN SINGLETON • JAMES SMITH GARY SOKOLA • NANCY SPAIN • TYLER SPEARING • JASON STYN • JENNY TAM • JOY TANG • ANTHONY TAYLOR • MICHELE THAMASETT • ALAN THOMAS • DIANE THOMPSON • PAUL THOMPSON • DENISE TIMPKO • BRUCE TORAIN KARLA TRUJILLO • DIANNE TSUJI • PHILLIP TULL • ANTHONY VALLETTA • DAVID WALTERS • WILLIAM WASNER • JANE WEBER • ROBERT WELLS • AMARENDRA YAVATKAR • MICHAEL YOCOM • ANGELICA YOUNG • JEFFREY YOUNG MITCHELL ZOCCHI • TERI ZWIER-FORD • **1999** • KATHY ADAMS • DAVID AHERN • LINDA ALKIRE • MARABETH ALLEN • KAREN AMATO • CHERYL AMOS • CHARLES ANDERSON • AKYVA ASHTON • TIMOTHY ATKIN • PATRICK AUMENT LESLIE BAINBRIDGE • RICHARD BAKER • CHUCK BANE • LENORA BARNES • SHAWN BELL • TODD BENSON • LARISA BLINDER • JAY BREEDEN • KWASI BROWN • EDWARD BURTON • HECTOR CARO • KRISTIN CASAD SUSAN CASTILLO • THOMAS CHADWICK • SHEILA CHAMBERS • JAMES CHENVERT • RUTH CLARK • DOROTHY CLEAL • TIMOTHY COLLINS • MARY ELLEN CONDON • STEPHEN COTT • TONYA COX • MICHELLE CUTCHINS MAHTAB DABIR • DAVID DAILY • EVERETT DALLEY • MARY GRACE DALUSUNG • TUYEN DAM • PHONG DANG • JOHN DANKOWSKI • CLARENCE DESBORDES • JOSEPH DO • CARL DODSON • JAMES DUBY • MAX DUNN DENISE ENNIS • LYNN FAHNESTOCK • DAVID FALLERT • JUDY FISHER • VELDA FLEMING • LILIANA FONSECA • FRANCINE FOREST • GORDON FRASER • MONICA SMITH GAZAREK • ROB GENTILI • ANDREW GEORGE • PAULA GIBBY KAREN GILES • CHRISTIAN GONZALEZ • WILLIAM GORDON • HARI GOURU • ANDREW GRAHAM • SEAN GREEN • JOHN GREENE • SANDRA GROSS • ASHOK GUNTU • IHAB HADDADIN • ASELE HAILE • REBECCA HAMIL RICK HARRIS • HAIRONG HE • JOANN HECK • ERIK HEINE • GEORGE HENDERSON • JULIE HOPKINS • JOUNG HUH • SHIRLEY JACKSON • LINDA JENIFER • PHILIP JOE • LINDA JOHNSON • CHARLES KENDRICK BRANDON KENNEDY • DIPENDRA KHILLARKAR • VENKATA KOMMOJU • ELAINE KRAMER • PAUL KRAUSS • SUNIL KUMAR • RANDALL LAU • PAUL LAWRENCE • LOAN LE • RICKEY LEE • SHAWN LEE • BETH LEWIS • CHRIS LONGE SHEILA LOVE • CAROLYN MACDONALD • ED MACDONALD • JO ANN MAGARUH • PRUDVI MANTHENA • NADIA MASOUDIAN • STEVEN MATNEY • LISA MCCRAY • SEAN MCDOWELL • ANGELA MCMILLIAN • DENNIS MEANEY KATHLEEN MEYER • JIM MIKOLASHEK • LOIS MISSIMER • LISA MONTANARO • ROB NEUMER • MICHAEL NGAN • LAM NGUYEN • LONG NGUYEN • DICK NORMAN • JOSEPH PAGLIUCA • DANA PARKER • LEROY PARKER DONNA PETERSON • ROBERT PITTS • LEIGH-ANNE POLOWY • AMY QUAN • ANITRA RANDOLPH • HAROLD REDDISH • SOMA REDDY • STEVEN ROERIG • LARRY ROMAINE • LINDA SAMUELS • KATHY SEARCY • KIMBERLY SEGERMARK LORIE SHAULL • NIMISH SHETH • ALAN SHULTZ • MEREDITH SIGMON • MARY SLATE • STEPHEN SMITH • JEFF SONG • PAULA SOTTIN • GEORGE SPLAIN • KEEFE SPRIGGS • MARK STAPLETON • BRAD STEFFEY • ANATOLI STETSIOURA JAMES SULLIVAN • REBECCA TAIT • DONNA TAPER • PARRIS TOWNES • BAO TRANG • JAMES TRAYERS • FRANK VEGA • ANNETTE VERNA • LYNN WALTHALL • GLEN WHITE • JOE YANICHECK • IL YOO • DICK ZORN **2000** • JILL ADAMS • GINA ADIACONITEI • RANDY ADKINS • MICHELLE AITKEN • SHEIKH AKHTER • RENATE ALEXANDER • THOMAS ALSTON • ROBERT ARNOLD • ANDREW BECK • WILLIAM BELL • EUNESA BENOMAN JOHN BORDEAUX • FRANCES BOYD • VALERIE BOYKIN-PAIR • STEVEN BRADY • DIANE BRISCOE • MATTHEW BROOKS • SANDRA BROWN • AL BRYARS • LUCIA CARON • MICHAEL CARPENTER • VENKAT CHALASANI DAN CHANDLER • SANDRA CHAPMAN • DAVID CLARK • BRIAN COATES • ANTHONY COLYANDRO • LEE DEFIBAUGH • HORACE DESORMEAUX • HARITHA DEVULAPALLY • CHRISTOPHER DOUGLAS • ERIN EAST • ALIREZA EHTESHAMZADEH KENNETH EICHELBERGER • DANIEL ELWELL • SUJIRA ENGKAVANISH • LAMONDA FRALEY • DAVID GALLAURESI • CARL GARDNER • SYLWIA GASIOREK–NELSON • ANNA GATLING • SOLOMON GEBREAB • MARK GINEVAN GREGORY GOODSON • CYNTHIA GRANDISON • EILEEN GREENE • MICHAEL HAGERICH • DEBBIE HAGSTROM • WALT HARE • TOM HASMAN • PETER HEWITT • JEANNE HUDSON • TAM HUYNH • FARIS IDRIS • ZORANA ILIC SANJEEV INJETY • MARYLOU JEFFORDS • RICHARD JEWELL • RUDOLPH JORDAN • MAHESH KAKA • SHANTA KARUNARATNE • DAVID KELLY • HENRY KO • JOANNE KONDEK • STUART KRAMER • ANAND KUMAR • DEEANN KUO LOUIS LARSON • KEITH LE • THOMAS LEE • PHILIP LESLIE • ALAN LEVIEN • ALFREDO LOPEZ • EDWARD MACDONALD • STEPHEN MARR • THOMAS MARTIN • NIKKI MCCANN • BEVERLY MCCLINTON • KENNETH MCDONALD CARA MCFADDEN • ANN MCGILL • MARK MCMAKIN • MIKE MCQUEEN • DOUGLAS MINNIG • GEORGE MORGAN • IRINA MOROZ • STEVEN NEWBURG-RINN • MARCELLE NEWSOME • THANH NGUYEN • TIMOTHY NOONAN BOSEDE OLAGBAJU • OLANIKE OYEFESO • RHONDA PEKELO • JAMES POLSKI • ROB PURKAT • KATHAMUTHU RAJENDRAN • TIM RATLIFF • SUSAN RECAME • PAUL REEDER • SCOTT REHRIG • NATHAN REIMOLD • KENNETH REYNOLDS JASON ROBBINS • DAVE ROBERTS • NORMA ROBINSON • TIFFANY RODNEY • MARK ROLINCIK • CORI SEILER • ASHVINDER SETHI • SHANE SHEPHERD • GENE SHORTS • FRANK SIEVERS • LORA BETH SMAYDA • MARK D. SMITH MARK S. SMITH • BRADLEY SORENSEN • RONALD SPITZ • ANITA STANTON • GRAHAM STEVENS • JENIFER TAGGART • PAUL TORICK • KYUNG TORRENCE • TAO TRAN • HUNG TRINH • DANIEL VANBELLEGHEM • JORGE VASQUEZ KOURTNEY WALKER • JEFF WALTHALL • GARY WATTS • TERRANCE WHITEHEAD • WADE WILBUR • NANCY WOLFF • TINA WOOLNER • DMITRY ZELENKO • **2001** • REMZY ABDULMOEN • JOSEPH ADAMS • MILLER ADAMS TEENA ANDERSON • MICHAEL K. BAKER • MARY BALDWIN • RANDY BARNES • CHARLES BARNETT • LEA BAVARO • JERRY BENNETT • WILLIE BENTON • VILAWAN BIERMAN • LEE BINETTE • JOHN BLAIR • MICHAEL BRITTON SCOTT BUFFARDI • MICHAEL CAMPBELL • MARGARET CARTER • ROSENDO CASANOVA • DARNELL CEPHAS • PETER CHOE • ARTHUR COLEMAN • MICHAEL COSEO • GREGORY COX • MICHAEL CRAWFORD • RICKY DANIELS STEVE DANIELS • KEITH DAVIS • MICHAEL DEVOS • DALE DIMICK • CHARLES DYE • SCOTT EASTERWOOD • HAROLD ERICKSON • JÖRGEN FÄGERQUIST • JAMES FIREOVED • CAROLINE FLOOD • JENNIFER FRANCIS • STEPHEN FRATI LAURA GEIGER • DENNIS GEORGE • RIJU GEORGE • SAUL GOAR • DOMINIC GOMES • SHIRLEY GUSTAFSON • JAMES HACKMAN • SAM HAMMAD • GARY HAMMOND • PATRICK HANLEY • TININA HARLEY • DAVE HARNEY DAVID HARRISON • ROBERT HECKMAN • ROGER HENRY • ERNEST HINES • JESSIE HODGE • RICHARD HOWE • SCOTT HUGHSTON • THEODORE JACKSON • ABHIJIT JADEJA • LEENA JAYAMOHAN • CHRIS JOHNSON IRIS JOHNSON • LINDA JONES • TIMOTHY JONES • DAVID KELLEY • DAN KIMBALL • JOHN KING • FABIAN LA MAESTRA • CON LAI • WILLIAM LEA • NEAL LENZIE • NADINE LIEPMAN • RONALD LIMCAOCO • JERRY MARQUIS JANET MARTIN • MAUREEN MARTINEZ • BENNIE MCCARTY • DAVID MCMULLEN • HAMILTON MILLER • MICHAEL MILLER • ANITA MILLS • MARTIN MINTZELL • TERRENCE MISICH • ROBERTO MOJICA • CHARLES MONTAGUE JASON MOORE • TANYA MOXLEY • TORRI MUMM • KARTIK NAIR • HANH NGUYEN • MAI NGUYEN • WEN NIE • EDD OLDS • JAY OLSEN • WALES PATTERSON • SHARON PLATER • KIM PLEASANT • ANTHONY POU • MARY PROFFITT WAJID RAJA • MARK REDMAN • JOE REEVES • LOUIS RICHARDSON • FRANCISCO RIVERA • TERRI ROSE • ARTHUR ROUBIK • DONNA RUGGLES • PAUL RYCZAK • BENYAM SAMUEL • STEVEN SANTONI • TOBY SCHAEFFER TERI SCOTT • STEVEN SEMRAU • DAVID SHARP • ANNIE SHAUGHNESSY • ROBERT SHELBY • AILLEEN SHERIDAN • MARK SHERIDAN • LISA SHIELDS • DAVID SHURTLIFF • MARY SISSON • STEPHEN SLYFIELD • BRIAN SMITH CHARLES SMITH • ROBIN SMITH • SUSAN SONG • CHRISTINE SORENSON • DEBRA SPINNER • PAUL STIVERS • MARGOT SUNSHINE • MAURINE TAPSCOTT • STEVEN TASWELL • JASON TIBBETTS • CLAIRE TILTON • LONG TRUONG NICHOLAS TSOUGAS • OGBONNAYA UDUKA • LISA USSERY • KERRY VANCE • ALLA VELIKOVICH • ZHOU WANG • SUSAN WEASE • SHANEQUAR WEDGEWORTH • MACDONALD WHITE • WARNER WHITEHEAD • ANTHONY WILBURN



Mitra Galt
Testing Lead,
Army Installation Support Modules

That's my mission.



Julie Lorfano
Contracts Manager,
Adroit C4ISR Center

That's my mission.

SRA Employees (continued)



Jean Murphy
Project Manager, NIH Office of Research Services, Enterprise Architecture Program
That's my mission.



Roland Scott
Project Manager, U.S. Courts
That's my mission.



Kristin Casad
Software Engineer, Army Installation Support Modules
That's my mission.

JEANNE WILGUS • JEFFREY WILLIAMS • CHARLEEANNE WUNDERLIN • RAEANNE YAMAMOTO • SOLEIL YOU • **2002** • FADL ABIDEEN • JASON ADOLF DATRICE AFRIYE-OPOKU • MICHAEL ALFORD • CATHERINE ALLEN • SCOTT ANDERSON • ELLEN APOSTOLICO • MARY APOSTOLICO • JAMES ARIAIL MATTHEW ARNTT • JOHN ARVANITIS • NANA ASAH-KWASHIE • STEVE AVERBACH • STEPHEN BABB • CHRIS BAILEY • DARRELL BARKER • CHERIE BARNES CHUCK BARRY • DELILAH BARTON • DON BASNIGHT • ANNETTE BEACHAM • DAVID BEIER • BILL BELL • JOSEPH BELT • CLAIRE BERGER • JAMES BERRY MATTHEW BIANCHETTI • DOUGLAS BLACK • NORRITTA BLANCHARD • TED BLOSS • SHERRY BOOTH • ROBERT BOWES • BRENDAN BOWLER • CLARECA BRANDON DOUG BRASHEAR • MICHAEL BRAUS • LEON BRITTAIN • BRIAN BROWN • NORMAN BROWNE • MARK BUCEVICIUS • PAUL BUCHANAN • MICHAEL BURCH STACEY BURGER • BRIAN BUSIEK • KATRINA CAIN • TRISTA CALDWELL • DIANE CALLESON • CHRISTIAN CARDON • TINA CARR • MEG CARTER • JOHN CASTLE ERICA CHANEY • JUDY CHAPMAN • DARBY CHELLIS • KEITH CHERNIKOFF • TAYLOR CHESNIK • CHARLES CHOI • KAREN CLARKE • MARY CLARKE SHELDON CLARKE • BARRY CLUKEY • SARITA COLEMAN • NEIL CONLEY • DEBRA CONNELLA • ANGELA CONROY • NATE CONROY • ASHLEY COOK BRIAN CRAMER • CANDACE CREWS • JOSH CRISS • JAMI CUMMINGS • JAMES CURTIS • DARYL DAVIS • JACOB DAVIS • RON DAVISON • JACK DEPPE MEGAN DEPPE • DAVID DEWENTER • ADAM DIAMOND • MICHAEL DINICOLANTONIO • LEN DISCENZA • SANDHYA DIWANA • GWEN DODDY-LOWIT • JOHN DOGAN CHIRIYAN DOMINICK • KIM DONER • TONY DONLEY • KARENYA DRAKE • JENNIFER DUFF • JEREMY DUFF • RUSS DULANEY • DONNA DULL • TIFFANY EADS DONALD EDWARDS • TANYA EDWARDS • THOMAS EDWARDS • CHRISTOPHER ELDER • KEVAN EMMOTT • GLENN EPLER • JOSEPH FELDER • EMILY FERNANDEZ NELSON FERRY • TODD FIERST • MAUREEN FINDORFF • ALLYN FINEGOLD • MEL FJERSTAD • DALE FLANNAGAN • KIM FLETCHER • CYNDI FLORES • MARY FOLEY JEFF FORBES • REBECCA FOX • DAWN FREEMAN • JERNAY FREEMAN • GREG FREY • STEVEN FROEHLICH • JESSICA FUHRMAN • BRUCE GAGNE • BILLY GAINES SRINIVAS GANTA • STEPHEN GARON • KATIE GARVEY • JANICE GEESAMAN • HEATHER GEWANDTER • DAVID GIBSON • GREG GOLDBACH • LANCE GORDON NORM GORDON • ZACHARY GRABER • DAVID GRAHAM • DAVID GRANT • GAIL GRAVES • KENYATTA GREEN • SARA GREEN • DON GREENSTEIN • MARK GROVE CHUNG HA • LISA HAHN • GREGORY HALL • VANESSA HALL • ROMANY HALL-SIEFERMAN • ERIKA HANSEN • JAMES HARGRAVE • JASON HART • ELAINE HAUSE NANCY HEANEY • CHRIS HERMAN • CESAR HERNANDEZ • SCOTT HILL • PHILIPIA HILLMAN • MARY HILLSTROM • ROBIN HISCOCK • THU-HAI HOANG SCOTT HODGE • KRISTIN HOGAN • MICHELLE HOHAUSER • HEATHER HOLDEN • BOB HOLDORF • MELANIE HOLDORF • KAREN HOLLOWAY • CHARLES HOLT BONNIE HOPKE • ALICIA HOSMER • RICH HOUSE • TODD HUSE • TODD HUTCHISON • RICHARD IRELAND • BILL JACKSON • HOWARD JACKSON MARCY JACOBS • MICHAEL JACOBS • KALA JAIN • JIMMY JENKINS • JEREMY JENSEN • MANUEL JIMENEZ • DEON JOHNSON • GWENDOLYN JOHNSON SANDRA JOHNSON • CYNTHIA JONES • DEBORAH JONES • ALEXANDER JUNG • TSHIBANGU KABAMBA • SANDIP KALBURGI • SHANNON KEARNEY MEG KEENAN • COOPERINE KEENE • JAMES KEITH • MEREDITH KELLER • LORETTA KELLEY • BILL KELLUM • KELLEY KENYAN • STEVE KERR • ALEXIS KING MATT KIRCHOFFNER • PAUL KLOEPFER • DEBORAH KOCHUBKA • GENA KOMRADA • DAVID KU • CHRIS LA ROSA • CATHY LALUSH • JOHN LANE • LEROY LANE RALPH LANE • KENYON LARSEN • KEVIN LAWRENCE • ASHLEY LAWSON • JAMIE LAWSON • ANDREW LEE • ROVELLA LEFTWICH • CHRIS LITTLE CHRISTOPHER LOMVARDIAS • JOHN LUDECKE • JUDE LUELLEN • ANA LYON • MARK LYON • TAN MAI • LINDA MANNING • FRANK MARSHALL • ERMA MARTIN JERMAINE MASON • PETER MASON • CURTIS MASSEY • RONALD MATA • DAVID MATTA • WALT MATTHEY • BOB MAY • MARY MAZERIK • RYAN MCDONALD ANDREW MCMAHAN • JAMES MCNABB • JAY MCNEMAR • MELISSA MCPHAIL • MICHAEL MEIS • ESMOND MENTIS • ADAM MEYERS • BILL MICHAUD ED MILCH • JENNY MILLER • STEVE MILLER • ROB MILLS • FRANCES MONROE • ROBERT MORECOCK • COLLEEN MORGAN • MATTHEW MORTIER STEVE MURRAY • MARIBEL NABONG-DAVIS • SHALINI NAIR • LORIS NARTEY • SHERI NEELY • CHRISTINE NELSON • CAN NGUYEN • MICHAEL NIBECK CHRISTOS NICHOLAS • TIMOTHY NICHOLSON • LATOSHA NICKENS • LORRIE NOKES • THERESA NUNNALLY • PAUL OEHLING • REGINA OLFATO • TOM OLIVER THOMAS OWENS • CHRISTINE PACKARD • STEPHANIE PARDO • MATTHEW PARKER • KATHERINE PARKINSON • RALPH PARKINSON • ANNA PARROTT SHYAMALA PERI • BRENT PETTYJOHN • CHRISTOPHER PETTYJOHN • KELLIE PETTYJOHN • GREG PHAM • FLORENCE PHILLIPS-GREEN • HAROLD PICKETT MIGUEL PINILLA • MATT PLACKY • REBECCA PLOCKI • JEFF POLLACK • VINCENT PONTANI • KAREN POPULAR-LAWHORN • ROBERT POTTER • ROBERT POWELL SUZANNE PRATS • DEWYAIN PRICE • RICHARD PRIES • TERRY PRUITT • CAROL QUIN • LEILANI QUINN • SHAUN RAGNAUTH • JENNA RANIOWSKI ROBERT RHYNE • ANDREA RITTER • PHILIP RIZZI • CYNTHIA ROBINSON • SARA ROGERS • MELISSA ROMERO • JOHN RYABIK • KAREN SANTORA • LEAH SAWYER JUSTIN SAYE • CARIE SCHAFFER • NICKI SCHARMACH • JENNY SCHMIDT • WILL SCHMIDT • INEZ SEGEARS • JOHN SEMINERIO • ROBERT SFEIR • PATTI SHAFER ANUP SHAH • DAVID SHELLARD • CINDY SHEPHARD • CAROLINE SIELSCHOTT • TERESA SILVA • TIMOTHY SKINNER • LAURENCE SKOW • CHRISTOPHER SMITH MAURICE SMITH • TOPPER SMITH • LAURA SNEERINGER • KYAW SOE • REENA SOOD • VIVIAN SPATHOPOULOS • RENEE SPEIGHT • WENDY SPILLANE JUSTIN STEPHEN • WANDA STREET • DEARCHIE SYLVER • PAT TALLARICO • SHEKHAR TAMASKER • HONGLIN TANG • DENISE TARANOV • RANJIV THAPAR NAN THORN-CLEMENTS • LEWIS THORP • PAULA THRASHER • JOSE TORRES • MICHELLE TRACEY • LEE-ANN TRACY • ERIC TRAGER • PETER TRICK ADAM UNGAR • DOMINICK URSO • NANCY VAN BALEN • GREG VANDEN-EYKEL • ERIC VICKLAND • TRINA WALTERS • LI-JUNG WANG • TIMOTHY WATKINS PAUL WATTERS • MARK WEBB • RICHARD WEIL • BRYNDYN WEINER • BETH WHITE • JAMIE WHITTAKER • JIM WHITTAKER • PAUL WILKINSON ANITA WILLIAMS • BETHANY WILLIAMS • BYRON WILSON • DOUGLAS WILSON • SHERRY WITT • ALISON WOLFE • CLAY WOODY • AMANDA WOOMER MARK WRIGHT • TIMOTHY YEHLE • NAKIA YOUNG • FREDERIC ZAFRAN • MICHAEL ZELENSKY • **2003** • JAMIL ABDEL-JALIL • EDNA ADKINS • IMAN ALAMEH MO ALAZZAWE • RICK ALBERTSON • CORNELL ALEXANDER • PENNIE ALSTON • DENISE ANDERSON • JOHN ANDREWS • EDWARD ARING • PATRICE ARMSTRONG DOLLY ASHLEY • ELIZABETH ATEN • JOHN ATKINS • WILLIAM AVANT • RUSSELL BAILEY • WALTER BAILEY • LARRY BAKER • MICHAEL BAKER KARTHIK BALASUBRAMANIAN • PAMELA BANK • JOSEPH BARBANO • LYNNE BARNER • AUDY BARNETT • FIONA BARSHOW • JONATHON BARTLETT GARY BATIE • LUKE BEATTY • RYAN BECKER • JEFFREY BELL • ROBERT BENISH • JEFFREY BENNETT • THOMAS BERESFORD • GEAMERE BERRY • JOHN BETT SHAWN BILAK • SALLY BIRD • ANGELA BIRDSONG • STEPHANIE BIRGEL • TOWANDA BIZZELL • DAVID BOEDDEKER • BOBBIE BOLLINGER • CHARLES BOSWOOD RICHARD BOULTON • KERRY BOWDEN • ROBERT BOWDEN • LAURA BOWEN • JEREMIAH BOWERS • ERIC BOYACK • MICHAEL BOYLE • JEFF BRADFORD ROBERT BRIDGES • BRETT BRIGGS • KENNETH BRISCOE • IAN BROWN • JULIUS BROWN • KENNETH BROWN • ROBERT BROWN • NICHOLAS BRUBAKER DANIEL BRUNO • AARON BRYANT • JENNIFER BUCHANAN • LESLIE BURCHETT • TED BURGWALD • BRANDON BURKE • CHRIS BURNS • BONETTA BUSH RICKY BUTLER • IAN BYRNES • DENNIS CAHILL • ROBERT CAHOONE • LEWIS CALL • JOSEPH CALLAHAN • STEPHANIE CAMMARATA • CARLTON CAREY STEVEN CARNEY • EDDIE CARRASQUILLO • RAYMOND CARSWELL • LAWRENCE CARTER • MELISSA CARTER • VINCENT CARTER • DARYN CASSANO SHERRY CEKALA • CHRISTOPHER CELLA • MITCHELL CHAMPNEY • KAWA CHAN • LEO CHAN • PATRICIA CHANDLER • EDWARD CHANG • CAROLINE CHESHIRE MEALY CHHIM • STEPHEN CHIEH • SARADA CHINTALA • MICHELLE CHRISTMAS • EMILY CLAUS • BRUCE CLEGG • CASEY COLES • CHRIS COLLETT SHERITA CONNER • CHRIS COOKS • DAVID COOPER • YVONNE COSTELLO • JAMES COX • ERIN COYNER • KATHRYN CRAWLEY • JEFFREY CRESS KIMBERLY CROCKETT • MICHAEL CROWLEY • JOHANNA CULBERTSON • TRACEY CULBERTSON • BILL CUMMINGS • JON CUMMINGS • KIMBERLY CURTIS ANDREW CURTISS • LARRY DANIEL • MINH DAO • QUY DAO • RICHARD DARLING • GREGORY DAUGHTRY • ROBERT DAVIES • ANGELA DAVIS • BRYAN DAVIS BRYANT DAVIS • DARYL E. DAVIS • KRISTIN DAVIS • MATTHEW DAVIS • TIMOTHY DAVIS • JOHN DEAN • XUEFENG DENG • YATRIK DESAI • GREGORY DEVLIN RICHARD DIETZ • THERESA DINH • STEPHEN DOHANICH • MONICA DORADO • THERESA DORTON • DENNIS DUCOTE • MARIAN DUNCAN • CHRISTOPHER DURBIN DAVID DUSANG • JASON DUSTERWALD • COLLEEN EARLY • DIONNE EATMON • JEFFREY EDELHEIT • DANIEL EHRLICH • BILL ELDARD • KENNETH ELMORE JON EREKSON • JON ERNEST • VILMA ETTISON • JANICE EVANS • MICHAEL FAGAN • KACEY FAIRCLOTH • ROBERT FALSONE • MITCHELL FAUST • TALEA FAXON SOBIA FAYYAZ • FREDERICK FELAN • CHRISTINE FELDT • LYNN FELTS • JOHN FERGUSON • RICHARD FINCH • ROBERT FINLEY • KARRI FINN • ELISABETH FITZHUGH ANTONIO FLORES • EDWIN FLOYD • STACEY FLOYD-BAUER • HEATHER FOLEY • ALESHIA FORD • ALBERTO FORERO • RICK FORTIN • JAMES FOUNTAIN MITCHELL FOUNTAIN • ROBERT FOX • JOHN FRARY • ADAM FRAZIN • GINA FRIEDLANDER • THOMAS FURLOUGH • VELIA GARCIA • ANDREA GARNER DANIEL GAUVREAU • FREDERICK GAUVREAU • GONZALO GAVILAN • AARON GEE-CLOUGH • TOM GEHRKI • CONSTANCE GEIBEL • CAROL GENDREAU ROBERT GENDREAU • MICHAEL GETHING • RASHELLE GEYER • EDWARD GHAFARI • JACY GIMENEZ • JEAN GIRAULT • AMI GLASBERG • RON GLOVER EDWARD GLYNN • DICK GOEBEL • THERESA GOLINVAUX • ORION GONZALEZ • JAMES GOODWIN • JOHN GORDON • RONNIE GORDON • DAVID GOSSER JOSEPH GOYETTE • BILL GRABOWSKI • STACY GRAHAM • BRUCE GRAS • JEFFERY GRAVER • DONALD GRAVES • RYAN GRAVES • SCHIRRA GRAY MICHELLE GREENBAUM • TERRY GREENFEDER • BRAD GREENFIELD • JAMES GREENLEY • MAX GREINER • DAVID GROSS • DAVID GUDORF • KIMBERLY GUEVARA MARLON GUISHARD • ARTHUR GUNN • BARBARA GURR • JOHNNY GURR • IRENE HAAGSMA • KEITH HALL • DARRYL HALLMARK • AYMAN HAMMAD DEBRA HANIG • NICHOLAS HANNETT • CANDICE HARDIN • WILLIAM HARDY • DWIGHT HARRIS • BILL HEDGE • JAMES HEILEMAN • LEANNE HELFRICH GREGORY HENDERSON • MICHAEL HENDLER • MARIA HERNANDEZ • JASON HERSHCOPF • PETER HERZOG • ANGELA HESS • DOUGLAS HILDEBRAND RICHARD HILDEBRAND • DANIEL HILL • TROY HITHE • PATRICIA HOBBY • ANNA HOGAN • DAVE HOLMES • MAX HORTON • TOM HOULROYD • THOMAS HOUSMAN GLORIA HOWELL • LINDA HUCK • MARY HUFF • DOROTHY HUGHES • I-MIN HUNG • RENEE HUNTER • RON HUNTER • CATHERINE HURKAMP • ABU HUSSIEN MICHAEL HUTT • JACK HYMAN • PAUL IGLESIA • JAMES JACKSON • VIRGINIA JACOBS • JOHN JACOBSEN • ALI JALALI • GILDA JAMES • ROBERT JAMES CARLA JAMISON • SKIP JEPSON • CYRUS JILLA • CHRISTOPHER JOHNSON • GEORGE JOHNSON • SALEEMAH JOHNSON • SYLVIA JOHNSON • ROBERT JOHNSTON DONALD JONES • JENNIFER JONES • RUBIN JONES • WILLIAM JORDAN • PAMELA KADLUBEK • KENNETH KAMPPILA • COLLEEN KATZ • CHERYL KAUFMAN PAUL KEATING • REGINA KEEGAN • CINDY KEEN • DAVID KEFFER • AARON KEFFLER • STACY KELLEY • HERBERT KEMP • KAY KENDALL • KEVIN KENNEDY DAVID KERR • AMIT KHOSLA • KATHLEEN KIDWELL • YOO KIM • MICHAEL KLAASSEN • KARA KNUTSON • KENNETH KOEHN • HANK KRAUER • LAURA KRETZING GREG KUM • JENNIFER KURRUS • KEVIN LACEY • RENA LACEY • MARK LANDRY • SHERRILL LANEY • BOTHY LAO • STEPHEN LARMAN • KARL LATTIMORE ANDREW LAVAR • DENNIS LEE • PAUL LEE • RANDY LEFORT • LINDA LEPAK • JOHN LEVY • DALE LEWIS • GREGORY LEWIS • AMETHYST LEYVA • KYUNG LIM JOSEPH LIMMER • JOHN LINDSAY • DAVID LITCHFIELD • JAMES LITSCH • ROBERT LITTLE • MARK LOCHER • CATHERINE LODATO • ROSEMARY LOMIS ROB LONG • KEITH LOWRY • CURTIS LUPTON • SANDI LUTZ • ELEANOR LYE • KRISHNA MADDI • CYNTHIA MADISON • DAVID MAGARUH • LINDA MAGES CARL MAINEN • MARK MAJEWSKI • DUANE MAKI • THOMAS MALICK • HUGH MANEY • JANET MANRING • BRENT MARLER • JOSEPH MARSHALL LINDA MARSHALL • TIMOTHY MARSHALL • DANIEL MARTIN • ROBERT MARTIN • CAROLINE MARTINEZ • JUAN MASIAS • JOE MAST • PETE MATHIS MARTIN MATSKO • CHRISTOPHER MATTHEWS • KRISTEN MATTINGLY • STEPHEN MAXFIELD • JOHN MAYES • MARK MAYHUGH • GODFREY MAYNOR RICHARD MAZER • TIMOTHY MCCABE • GREGORY MCCRAY • ANGELA MCDOWELL • MICHAEL MCGANNON • REBECCA MCHALE • KELBY MCPHERSON JAMES MELZER • ARTHUR MENNA • CHARLES MENZA • GREGORY MIAH • DARRYL MIDDLETON • DAVID MIDDLETON • KATHLEEN MILLERD • MARIE MILLIGAN DAN MILLS • MARY MILLS • KADIAN MITCHELL • MELISSA MITCHELL • FAYE MOHLER • MAXINE MOHNHAUPT • BETTY MORGAN • JAMES MORRIS COLIN MORROW • ALI MOSTASHFI • RICHARD MOTT • JENNIFER MOZIE • RUSSELL MULL • THOMAS MULLAN • IAN MURCH • ROBERT MURRELL LAURA MUSGROVE • JOHANNA MYERS • SHRUTHI NAWAB • ROBERT NEATROUR • PAUL NELSON • ALEKSEY NEMIROVSKY • PRASAD NERIKAR • LAURENCE NEWCOME AARON NEWMAN • MINH NGUYEN • VINH NGUYEN • LINDA NICHOLS • TODD NORCROSS • MATTHEW NORRIS • ANTEJ NUHANOVIC • PATRICK O'BRIEN • SARA O'CONNELL • MICHAEL O'CONNOR • DEBBIE O'DAY • DONNA O'NEILL ERNEST OEHM • SANDRA OEHM • WILLIAM J. OLIVER • MARK OSBORNE • SERGEI OSTROVSKI • DONNA OWENS • ANDREA PACLEY • TRACY PARRISH • JIM PATERSON • MICHAEL PECKMAN • DANA PENNELL • CRISTHIAN PEREDO GIGI PEREIRA • AUDREY PERLOW • MARK PERRY • JASON PETERS • RUSSELL PETTIFORD • DENNIS PHELAN • JOSEPH PIERSON • RONALD PLESCO • GREGORY PLUMMER • MICHAEL POCALYKO • JOYCE POOL • FRANK PRATT JOSEPH PRESSEL • MICHAEL E. PRICE • BARBARA PROCHASKA • MICKEY PROSSER • DANIEL PUCHALSKI • SAEID RADJOU • RICHARD RAFTERY • ZOILA RANGEL • LARS RATHJEN • RAKESH RAWAT • CHRISTINA RAY • JAMIE READY JAESON REBEYRO • JOSEPH RECORD • RAJVARDHAN REDDY • CAMISHA REED • DWIGHT REED • WALT REICHENBACH • DONNA REMINES • JOHN RESSLER • JEFFREY REYES • ARNOLD REYNOLDS • JASON RHODES • JILL RHODES JEFFREY RIBEL • SHANNON RIBEL • NEAL RICHARDS • KEVIN RILEY • ANDREA E. RITTER • MICHAEL ROACH • IVAN ROBELLY • STEFANIE ROBERTS • JUSTIN RODRIGUEZ • MARC ROESE • GREGORY ROMAN MARY-ELISABETH RONAN • ANN ROWLAND • ROOSEVELT ROY • VICKI RUITER • ROBERT RUSSELL • PATRICK RYAN • OLIVER SADORRA • STEVEN SALVAGGIO • CYNTHIA SANCHEZ • RANJIT SANDHU • ENGLAND SANSBURY PATRICK SARGENT • THOMAS SAUL • RODNEY SAUNDERS • ERIN SAWYER • RYAN SCHAEFER • STEVEN SCHAFER • JAY SCHNEIDER • CHRIS SCHOLBE • ERIN SCOTT • ROLAND SCOTT • KIMBERLY SEARFOSS • TIMOTHY SEDLMEYER PEGGY SEEFELD • WALTER SEEFELD • GEORGE SEFF • GEORGE SHALHOUB • RICHARD SHARITS • JOHN SHARP • JULIAN SHARPE • STEVE SHERBURNE • MATTHEW SHUSTER • RON SIMMONS • ROY SIPLE • WENDY SKAVLEM KIMBERLY SKELDING • DANIELLE SKOTNICKI • CHITRA SLAYBECKER • MICHAEL SLOSS • ANDREW SMITH • BRIAN O. SMITH • CHUCK SMITH • DAVE SMITH • ERIC SMITH • GREG SMITH • ROBERT SMITH • SUSIE SMITH THOMAS SMITH • DAVID SNYDER • GREGORY SODERSTROM • STEVE SOKOLY • CHRISTOPHER SOLIDAY • BENJAMIN SOLOMON-SCHWARTZ • OLUWAKEMI SOMUYIWA • KAREN SOTO • MARIA SOTTO • WILLIAM SOUSER ALLEN SPENCER • ERIK SPERANZA • INDUMATHI SRIDHARAN • MELVIN ST. CLAIR • JIM STAHL • JOEL STAMMEN • JOAN STANLEY • ROBBY STARKIE • DAVID STEFANAC • MICHAEL STEVICH • TONY STONE • CHRISTY STONER MARK STRAUSER • KAREN STRAWBRIDGE • DAVID STROMBECK • JON STUCK • PAMELA SULLIVAN • JUSTINE SUTTON • RACHEL TARDIFF • MATTHEW TAYLOR • GEORGE TEAS • CHRISTOPHER TECH • DARRELL THACKER DAVID THALBLUM • GINA THANSOM • JENNIFER THIEKE • JAY THOMAS • KEVIN THOMAS • DONNA THOMPSON • DONALD TINDALL • LUCY TODD • STEPHEN TOLBERT • TRAN TRAN • GERALD TRIPP • AMY TURNER • REBECCA TURNER SHONA TURNER • RICHARD UNTERREINER • JANICE UWUJAREN-PACKARD • TARA VAN ATTA • PETER VAN SCHAGEN • BRUCE VANDER WILT • LARRY VANDYKE • CYNTHIA VASQUEZ • MICHAEL VASQUEZ • ROBERT VAUGHAN DORA VEDDER • ROBERT VEREEN • DENNIS VILLAGOMEZ • DENISE VIOLETTE • SHANKAR VISWANATHAN • ROD VOLZ • AVA ANN VROOMAN • HARDIK VYAS • DREXEL WAGGONER • JERMAINE WALKER • WENDY WANG PAMELA WARNER • RANDY WARREN • WILLIAM WASHINGTON • SETH WATARI • JUSTIN WATSON • INGRID WEECKS • TERRI WEIDMAN • MICHAEL WEINSTEIN • JEANNE WENDEL • DAVID WEST • DE BORA WHEELER

NATHANIEL WHITE • JIM WILCOX • MICHAEL WILES • ROD WILKINSON • ROBERT WILLIAMS • ALLEN WILSON • BRADLEY WILSON • CINDY WILSON STEPHEN WINTER • ROBERT WOHLERS • JERRY WOMACK • WENDELL WONDERLY • RICHARD WORK • AARON WORKS • JINGSHENG YAN • MIKE YANNELLO RONALD YEARGIN • LATERA ZAMBA • DANIEL ZAPATA • PAUL ZAREN • JIAN ZHANG • **2004** • TARIN ABDALI • EMILY ABELL • BILL ACKERMAN • HAROLD ADAMS MATTHEW ADAMS • ENITAN ADEBAYO • CAROL ADEYEMI • JOEL AHLQUIST • ANTHONY AKINS • MARYAM AKRAM • CHANDRA ALLEN • LORI ALTHER TITO ALVAREZ • DEANA AMENDOLIA • MARK ANDERSON • TERRY ANGEL • RON ANNAS • FRED ARON • ANGELA ASHE • HASHEM ATALLAH • SUZANNE AUBLE ANTHONY BACHAND • CHRIS BACHER • ANDY BACON • FARIDA BADALOVA • SOUNG BAE • MIRANDA BAHRAMI • XIAOJING BAI • MATTHEW BAILEY TAMARA BAKER • MARIA BAKOWICZ • ROBERT BALDWIN • LEONEL BALITON • ROB BALKUS • DERRICK BALL • ADEMUYIWA BAMIDURO • KARYL BANGE JOHN BARCLAY • DMITRIY BARENGOLTS • JENNIFER BARNES • JESSICA BARNES • LISA BARNETT • MARK BARON • ANTONINO BARRANCO • CLAIRE BARRETT ANTHONY BARRILE • CHARLES BARRON • JUSTIN BARTA • RITA BARTHOLOMEW • ANGELA BARTON • VIKAS BARUAH • RAYMOND BASKERVILLE • DEEPIKA BATRA PHILIP BAYER • ANNA BAYS • ROBERT BECKER • CHANIE BECKMAN • MICHAEL BECKWITH • PATRICK BELCHER • JOE BELL • GOODMAN BELLAMY SHARON BEMMERZOUK • PHILLIP BENEDICT • MARIA BERTACCHI • RICHARD BETHEA • ROSEMARY BIDUN • TRACY BIGESBY • KENNETH BLACK • DANIEL BLALOCK SHARON BLOOMBERG • GRETCHEN BOCK • DAVID BOCSKOR • BERNICE BODEN • DIANE BOETTCHER • CECILLE BOLES • KURT BOLLAND • BARBARA BONASSO GEORGE BONNER • DANIEL BONSU • DIANA BOOKBINDER • BOBBY BOOKER • LAURA BOOTH • ALEXIS BOR • JEANNE BOSTICK • JANET BOURROUGHS REGINALD BOWENS • CHARLA BOWERS • KELLI BOWMAN • ROBERT BOWMAN • CRAIG BOWSER • JEFFREY BRAMSEN • BRENDA BRANDON-BLAIR MATTHEW BRAUN • ROBERT BRENNAN • KEVIN BRETT • TODD BREUNIG • EUGENE BRINDLE • ANTHONY BRITTON • JEREMY BROTHERS • ALYCE BROWN ANITA BROWN • KENNETH A. BROWN • SEAN BRUCK • SHAWN BRUMBACK • MICHAEL BRUNETTO • JAMES BRYDON • DANIEL BUCKELEW • DANIEL BULLOCK KIMBERLY BULLOCK • KYLE BUNTING • CHRISTA BURCH • RICHARD BURCH • CHRISTOPHER BURGER • JERRY BURNS • ANDREW BURTLE • JAMES BURTON ANGELA BUTLER • JESSICA BYNUM • STEVEN BYRD • BRIAN CALDWELL • SAMANTHA CALDWELL • CHRISTOPHER CALHOUN • LOUISA CALLOWAY • JOHN CAMM JOHN CAPPELLARI • ADAN CARABALLO • JAIME CARDENAS • BRIAN CARLSON • CHERYL CARLSON • DONALD CARLSON • MICHAEL CARON • WILLIAM CARR ANDREW CARROLL • KEITH CARROLL • CARL CARSON • CARRIE CARTER • CHRISTOPHER CARTER • VICTOR CASTILLO • PARKER CASTLE • JAMES CAYER DICK CECKA • KENNETH CHADWICK • JASON CHAN • RANJANA CHANDRA • GILES CHARLESTON • WEI CHEN • WILLIAM CHEN • DANIEL CHENOK CHRISTIAN CHILDERS • DAVID CHINTALA • KWON CHO • KATHRYN CHURCHMAN • JEFFREY CITRIN • ARTHUR CLABON • WILLIAM CLAFLIN • LISA CLARK NICOLE CLARKE • DONNA COHEN • LAURENCE COHEN • MICHAEL COKELY • NATHAN COLEMAN • THOMAS COLEMAN • GEORGE COLLATOS CIMONIA COLLINS-BELL • GEORGE COMPTON • SEAN CONNALLY • NORRIS CONNELLY • THOMAS CONNELLY • TY CONWAY • MICHELLE COOK • BENJAMIN COOPER DANIEL CORBETT • MONIQUE COVER • JASON CRAWLEY • GEOFFREY CREIGHTON • CALVIN CROSSMAN • CHAD CROWE • ROBERT CULLEN • SCOTT CUNNEEN DANIEL CUSIMANO • MICHAEL D'ANDREA • JINSONG DAI • DAVID DANIEL • NICHOLAS DANIEL • MARVIN DANIELS • BROOKY DARGAN • SARAH DAVIS TRACENE DAVIS • USHA DAVULURI • DAVID DAWSON • MICHELE DAWSON • EDDIE DEANE • REBECCAH DEBLOIS • JAMES DECARLI • BESSIE DECLOUETTE GONTRAN DEDJINOU • AYESHA DELORENZO • LINDA DEMPSEY • JANET DENT • JOSEPH DESANTIS • JULIE DETTER • RAY DETWILER • LAUNDREW DIAMOND ERIC DIEHL • NORMAND DILLON • AMANDA DIMAGGIO • JIM DINWIDDIE • JOSEPH DIONNE • STEPHANIE DISANTO • DEBORAH DIXON • EDWARD DODSON JOHN DOMIGAN • ALPHONSE DOMINIQUE • RATANA DONG • AMY DOUGLASS • SHANNON DREW • RACHEL DRUCKER • LAURA DRYDEN • ADAM DUNCAN CALE DUNN • JOHN DUNNE • ALAN EARLY • EYRIA EATMON • ALLAN EDMONDS • CHARLES EDWARDS • SONYA EDWARDS • POUYA EFTEKHARI • MARC ELLINGTON JAMES ELLIOTT • PATRICK ELLIOTT • ELISE EMMONS • LUVY EMRALINO • JORDAN ENGEL • RICHARD ENNIS • SHARON EVERETT • WILL FAIR • JARED FAIVRE JOHN FALLS • JAMIE FARRELL • RODNEY FAUX • DENNIS FAVER • ROBERT FAY • KRISTIN FELKER • CLIFF FERNANDES • ERNEST FIELDS • ERIC FILLOON ALAN FISCHER • KAREN FLAHERTY • BENOIT FLIPPEN • NIKKI FLOYD • PATRICIA FLYNN • GLENN FOGG • MEGAN FORD • JAMES FORNANGO • LARRY FORRESTER STEVEN FOWLER • ROBERT FRANK • MARGARET FRAZIER • KENDA FREDERICK • DANIEL FREED • MICHAEL FREEMAN • LAWRENCE FREIE • TED FUJIMOTO MICHAEL FULLER • DEBRA FULMER • HEATHER FULMINES • JOEL FUNK • ANTHONY FUNKHOUSER • DAVID FURMAN • JOYCE FUTRAL • NAGESH GADAMSETTY PETER GAMBLE • VICKIE GARNER • THOMAS GATES • MARI GAVIN • ADRIENNE GEFFERT • JULIE GESUELE • JOE GIBBONS • DAVID GIBBS • CANDACE GILES CHARLES GILLILAND • BARBARA GILSTRAP • RAYMOND GIROUARD • JOHN GLASER • THOMAS GLASS • RUSS GOETZ • DIANA GOMES • DANIELLE GOODMAN DON GOODMAN • LARRY GOODWIN • AJAYDEEP GORAYA • MICHAEL GOTTOVI • MICHAEL GOUGE • CONSUELO GRABENSTEIN • JASON GRAMLING JAMES GRECO • CHUCK GREENE • LEROY GREENE • ANITA GREENFEDER • TERRY GRIFFIN • VICKY GRIFFIN • JOHN GRIFFITHS • TIMOTHY GROELINGER CYNTHIA GRUBBS • ELIZABETH GUERS • VANI GULLAPALLI • NEERAJ GUPTA • GERALD GUSTINE • JAMES HAGARTY • JIM HAGGERTY • STEPHEN HALLER SHANNA HAMILTON • FREDRICK HAMRELL • SCOTT HANDSHY • CLEO HANLON • EMDAD HAQUE • TIFFANY HARBOUR • DONNA HARDEMAN • KENNETH HARGY RICHARD HARMAN • WILLARD HARMON • LANCE HARRINGTON • EARLVIN HARRIS • LAMONTA HARRIS • RHONDA HARRISON • DANNY HAVARD CHARLIE HAZARD • YIWEN HE • ERIN HEISER • STEPHEN HENDERSON • MATTHEW HENDREY • FLORIDA HENDRICKS • KEVIN HENRY • THOMAS HERBST GISELA HERRERA • JENA HIGGINS • TANYA HILDENBRAND • JEFFREY HILL • MARIA HILL • JOHN HILSON • TERI HINES • HANS HINKAMP • BILL HIRNER BARB HIRSCH • DONALD HIRSCH • CHRIS HOCTOR • LONNIE HOFFA • RICHARD HOFFMAN • DAN HOLLISTER • RYAN HOLMES • DENNIS HOLTERY JILL HOPPER • STEVEN HORNSTEIN • SEAN HOSKINS • BLAKE HOSTER • PHILLIP HOUSEKNECHT • ELENA HOUSER • LAURINE HOUSTON • LEWIS HOUSTON KATHRYN HOVEY • JEFF HOWARD • VIRGINIA HOWES • YEA HSU • STEPHEN HU • ERIC HUANG • KATHRYN HUDSON • RICHARD HUDSON • JOEL HULEN DOUGLAS HUNTLEY • DAVID HURLEY • DALE HURTT • NADIA HUSSEIN • MICHAEL HYLTON • ISHMAEL INTSIFUL • STEPHANIE IRELAND • IQBAL ISMAILWALA MARIELL JACKSON • PAUL JACOBUS • JEAN-CHARLES JAFFRAY • VIKRAM JAIRATH • RONALD JAMES • FREDERICK JAMISON • TRAVIS JANSON ETHEL JEFFERSON • ASHLEY JEFFRESS • JIM JEROME • DICKSON JESUOROBO • JEANETTE JOERGER • DAVID L. JOHNSON • TIMOTHY JOHNSON ARLETTE JOHNSTON • DAVID JOHNSTON • JANINE JOHNSTON • FRANKLIN JONES • JAMES JONES • MARVIN JONES • NINA JONES • ROBERT JORDAN MICHAEL JUMP • STEVE JUNG • DEBORAH KAERCHER • ARI KAHN • RICHARD KALINEY • KEITH KAMINSKY • VALERIE KAMINSKY • SAVITH KANDALA • WEY KAO HARRY KAPLAN • EVANGELIA KARMOKOLIAS • SEYEDE KATAYON KASMAI • BIJAN KATEBINI • GAIL KAUFMAN • HARRY KELLAM • JAMES KELLY KENNETH KELLY • JI-FANG KENNELLY • LATOSHA KEY • KIMBERLY KEYS • ABU KHAN • IDRIS KHAN • VIKAS KHATOR • DANIEL KING • JILL KIZEWSKI DUANE KLATT • ALEXANDER KLOETZEL • BOB KNIGHT • DARLENE KNIGHT • JEFFREY KNISHKOWY • GIRIJA KOMARRAJU • STEVEN KRAHLING • STEVEN KUBRAK VALERIE KUCZYKOWSKI • STEPHEN KUENZLI • STEVEN KUSMIERCZYK • SUSAN LAKE • LINDA LAM • JOHN LAMPASONA • BETH LANDER • JEFFREY LANDIS SANDRA LASH • DONALD LASSITER • AMY LE • CHRISTIAN LECCA • CHIA-YU LEE • ROBERT LEE • ROBIN LEE • WINSTON LEE • YIN-TUNG LEE JOYCE LEIBOWITZ • MICHAEL LENGLE • J.F. LEONARD • ERICK LERMO • LEAH LEUSCHNER • MICHELLE LEVATINO • JOEL LEWERENZ • WILLIAM LEWIS ARTHUR LEYTON • CHUNSHEN LI • ANNE LIAUTAUD • JAMES LILEK • NANCY LIMAURO • CATHY LOCKWOOD • ANTHONY LOGAN • ROB LOHMEYER SUSAN LORD • JULIE-ANN LORFANO • KELLY LOUGHLIN • AMY LOWE • DARYL LOWE • CHRISTOPHER LUCAS • ROBY LUNA • DAVID LUTZ • JAMES LUTZ KELLY LYMPANY • MATTHEW LYONS • YANMEI MA • WILLIAM MACHT • SHELLY MADDEN • LISA MADDRY • NADINE MAJOR • BOBBY MAN • SHAUN MANDELKORN DAVE MANN • RUSS MARINO • DENNIS MARRIOTT • RICHARD MARSH • KEVIN MARSHALL • KIRK MARTIN • ISAAC MARTINEZ • CHRISTOPHER MARUCA JOHN MATHEW • MARK MATHEWS • MAURICE MATTHEWS • GARRETT MATTINGLY • ROBERT MATTISON • BARBARA MAXWELL • CHARLENE MAYFIELD ALTERMAN MCALLISTER • LEO MCARDLE • MIKEL MCCALL • GEORGE MCCLAUGHERTY • JAMES MCCLAVE • ATELIA MCCLELLAND • DOUGLAS MCGAUGHEY MATTHEW MCGINLEY • MEGHAN MCGINTY • PATRICK MCGOWEN • BENJAMIN MCGRAW • RICHARD MCILROY • JOSEPH MCMAHON • HAROLD MCNAIR NA'ETTA MCNAIR • DENNIS MCNEILL • BRIAN MCNULTY • LAURA MEDICI • JOSHUA MEHALL • NIKETA MEHTA • PETER MEIXNER • KRISTINA MEKO SAMUEL MESSINGER • OLEG MEYERSON • RICHARD MICKLE • KRISTINE MIKULA • RONALD MILLER • GARY MILLS • MICHAEL MITCHELL • LINDA MOELTER ELIZABETH MOLYE • BRENDA MONTAGUE • JIMMY MORA • ROBERT MORAN • YVONNE MORGAN • THOMAS MORREALE • RICK MORRIS • TODD MORRIS WILLIAM MORRIS • DONALD MORRIS-JONES • ANTHONY MOSES • JEAN MULLER • COLLEEN MULLIGAN • DAVID MUNK • LAUREN MURPHREE MATTHEW MURRAY • DAVID MUTRYN • STACEY MYERS • DAVID NACHTSHEIM • SYPASEUTH NANTHAVONG • ALAATUM NCHAMI • JEFF NEELY KIMBERLY NEISON • RUTH ANN NELSON • DARREL NEROVE • JESSICA NEUMANN • STEVEN NEUMILLER • STEVEN NEWTON • PHU NGO • HANG NGUYEN LUU NGUYEN • THANH N. NGUYEN • IKEMENAWA NNABUGWU • JANE NORRIS • SEAN NORTH • KATHLEEN NUCCETELLI • PETE O'DONNELL • EMILY O'GORMAN MICHAEL O'SHAUGHNESSY • DON OCKIMEY • RICHARD OESTREICH • DEBORAH OGUNSHAKIN • MATTHEW OLENN • RACHEL OLFATO • RENO OLFATO GLENN OLSEN • THOMAS OLSON • DAVID OMOROGBE • LINDA OTT • JAMES OVERHOLSER • CLARISSE OWENS • TIMOTHY PACHTER • LISA PALMA VISHAL PAREKH • HYEREE PARK • JENNY PASCUA • DIPTI PATEL • MANUEL PATIO • ROSALIE PATRICK • SAMUEL PATTON • DAN PAVAN • MICHAEL PEARSON JOHN PEDERSEN • JOHN PEELER • JENNIFER PEILER • STACY PELLEK • ANDREW PENDERGAST • SHARON PENDLETON • SCOTT PERLICK • MATTHEW PETERSON DANIEL PETONITO • ERIC PETRILLA • THOMAS PETZOLD • CHHUN PHE • JOHN PHILLIPS • CJ PHILYAW • MELISSA PICI • MICHAEL PITT • ALONZO POINTER DAVID POLLACK • BRENDA POMS • ELENA PONTI • ANDRA POPA • KATHERINE POPPERT • MARIA PORTER • STACEY PORTER • RAJITHA POTLURI • JIM POWELL ERICA POWELL-NORMAN • VALINE POWELL-SMITH • SANJAY PRABHAKARAN • VINNIE PRABHU • DEORSAY PRATT • MAUREEN PREMO • MICHAEL PRIEST DANIEL PRINCE • JOHN PROSS • NICHOLAS PURKAT • BO QIAN • JAMES QUAID • ROBERT QUINN • BETH RAGNAUTH • SONYA RAHMANI • JULIEN RAMA IVAN RAMISCAL • NEIL RANLY • ROBERT RANSOM • LARA RAUHECKER • DEIRDRE RAYBURN • LEVI RAZICS • JOHN REED • KIPP REED • PATRICK REGAN CHRISTIAN REGUERIN • KIMBERLY REID • MICHAEL REID • JOSHUA REINHART • TRISH REKAS • ALLISON REMICK • LEIGH RENFROW • ALLYSON RENZELLA MARY RESSLER • MATTHEW REZVANI • BRYAN RHEEM • DUSTY RHOADS • DANIEL RICKETTS • TERRY RICKS • RAYMOND RIDEOUT • MARY RIECK RICHARD RISDON • ADA RIVERA • SARAH ROCK • MARNIE RODE • BRIAN RODGER • KENT ROGERS • JOSEPH ROMANO • MORELLA ROSALES-HANNER SANDRA ROSENBLATT • NICHOLAS ROSENGARTEN • ROBERT ROSS • RALPH ROSSETTI • JAY RUHNKE • BRYAN RUTKOWSKI • NEIL RYAN • MARTHA RYDER JAMES RYLANDER • OMAR SADIQ • MARY SANDERS • AVINASH SARIN • MICHAEL SASKO • KRISTINA SAWYER • JOSEPH SCALIONE • STEPHANIE SCHAERER GREGORY SCHAUB • JULIE SCHETTINO • STEVEN SCHORLING • KRISTOPHER SCHUDER • JOSEPH SCHUPP • JIMMY SCOTT • SHELLY SCOTT • DIMPLE SHAH GEETA SHAH • ELLEN SHAKER • MARK SHAUGHNESSY • DAVE SHAY • TORRANCE SHELTON • RUTHANNE SHEPHERD • FRANK SHER • DOUG SHERWOOD PANNA SHETTY • DONALD SHILESKY • BRENDAN SIBRE • GAIL SIEKMANN • MICHAEL SIMMONS • LAURA SIMS • ROBERT SIMS • RUCHIKA SINDHI • PAUL SINGH STEVE SMAGIN • ROBERT SMALLWOOD • CARL SMITH • CARLTON SMITH • CHARLES A. SMITH • CHARLES E. SMITH • CHARLIE SMITH • CYNTHIA SMITH DAVID SMITH • DAVID C. SMITH • GREGORY SMITH • JAN SMITH • KELLEY SMITH • ANNE SNELLINGS • JUAN SNOWDEN • EDWARD SOKOL KIMBERLY SORENSEN • CHARLES SOWELL • KENNETH SPALDING • SHIRLEY SPANN • MICHAEL SPARKS • RICHARD SPEIDEL • KRISTY SPICER MICHAEL STACHITAS • CHRISTOS STAMBOULIS • THOMAS STANLEY • ALAN STARR • ABE STEED • MARK STEFFEN • WARNER STERLING • LORI STOTLER ALLISON STRINE • MONIQUE STROTHER • JOSEPHINE SU • YUAN-ZHANG SU • BILL SUBLETT • NOAH SUBRIN • K. SUDA • PAUL SUL • JENNIFER SULLIVAN SARA SULLIVAN • JOHN SUMMERVILLE • STEPHEN SYNNOTT • BRIAN SZCZEPANSKI • JOSEPH TANNENBAUM • CHESTER TANTILLO • KRISTEN TARHAN • KEVIN TASSI • LARRY TAYLOR • NOAH TEATES • EMANUEL TEKLE KARMA TEMPLE • LAKISHA TENNON • ERIC TESDALL • BIJO THOMAS • KEVIN J. THOMAS • MARIE THOMAS • SALYMOL THOMAS • JOHN THOMPSON • MARYLOU THOMPSON • RICHARD THORP • LORENZO THWEATT CYRUS TIBBS • LINDA TILTON • NHI TO • IRENA TOL • SHERYL TOLBERT-JOHNSON • DONALD TOMPKINS • LILIAN TONG • LUIS TORRES • ELIECER TORRES-PEREZ • JOHN TOTH • MARY TOVEROVSKAYA • SALLY TRAN RON TRAWICK • LEE TREICHLER • KAREN TRIPLETT • THO TRUONG • CHUN TUNG • RICK TUOZZO • ANDREW TURNER • ANDREW TUSH • JOSHUA UNGAR • ANDREA UPCHURCH • DILAWAR UTHMAN • RUPESH VADREV ERIN VALENTI • FABIENNE VAN CAPPEL • SUZANNE VANDERHOOF • CHANDY VARGHESE • PAIGE VARNEY • DEBORAH VAUGHAN • STEVE VAUGHAN • CHERI VEGA • NOEMI VENTURA • DAVID VIGAL • JENNIFER VINCENT ECOLA VIRGIL • TIM VOELZ • MICHAEL VOGEL • RICH VOGEL • MIKE WAGNER • JOSEPH WALKER • SEAN WALSH • THOMAS WALSH • JEFFREY WALTER • ANDREW WALTERS • CHINO WALTERS • DONALD WALTON JASON WAMPLER • GRACE WARD • TONY WASHINGTON • PHILLIP WASULA • MARK WATSON • MATTHEW WEBER • KEVYN WEINER • TZVETELINA WEINER • WILLIAM WELLS • KATHRYN WENDT • PATRICIA WESSEL JEFFREY WHITE • JOHNNY WHITE • ROBERT WHITE • RUSSELL WHITE • STEPHANIE WHITE • MARK WHITESIDE • TOMMYLEE WHITLOCK • STEVEN WILBURN • BRUCE WILCOX • THOMAS WILLIAMS • MIKE WILSON • PAUL WILSON RYISHEED WILSON • WENDELL WILSON • KERRY WILT • MARTIN WITTEL • MARY WONG • JONELLE WOODARD • SHARI WRIGHT • JOYCELYNNE WU • JEFFREY WYNNE • DEBRA YAMANAKA • SHOLPAN YESTEKOV RODNEY YOUNG • BENJAMIN YOUTHER • JULIE YU • WEI YU • SAM ZACHARIAH • MARLA ZALIS • STEVEN ZARESKI • MARK ZEHNER • CLAUDIA ZEILER • KAI ZHENG • SIIKA ZHIVKOVA • ERIC ZIDENBERG • LESLIE ZIEGLER BARBARA ZISELBERGER • JOHN ZURCHER • **2005** • KENNETH ABBOTT • SARAH ABDI • WILLIAM ACKER • JEFFREY ACKERSON • ASHLEY ADAIR • PATTY ADAM • CHARLES ADAMS • LESLIE ADAMS • TAMARA ADAMS CORINNE ADDISON • SHABANA AHMED • ERIC ALBERTINE • KIMBERLY ALEXANDER • PEGGY ALFONSO • LOUIS ALGAZE • TANYA ALGOZZINI • ASHLEY ALLEN • BEVERLY ALLEN • JOSEPH ALLEN • THOMAS ALLEN • JAMIE ALPERS DAN ALTOBELLI • MICHAEL ALVAREZ • SWETHA AMRUTHUR • DENISE ANDERSON • JANET ANDREWS • MICHELLE ANGELICCHIO • CHAD ANTHONY • MICHAEL ANTHONY • HUMA ANWAR • DAVID APPLER • LAURA ARCIERI ZACHARY ARNOLD • ELAINE ARTIS • NINO ARVANITIS • BLAINE ASATO • HEBER ASHBROOK • ALLAN ASKAR • TESFAY ASMELASH • KNOWLTON ATTERBEARY • BEVERLEY AUGUSTITUS • JAMES AUSTIN • KIM AVENTS MATTHEW AVERY • BARON AYRAN • DINESH BABU • STEPHANIE BAEZ • JOHN BAGOT • BRIAN BAILEY • DUANE BAILEY • LANNY BAILEY • LOUGENIA BAILEY • ASHLEY BAKER • KIM BALLENGEE • MATTHEW BALLON BRENDA BALTA • CRAIG BAMBROUGH • MIKE BANDY • ERNEST BANKS • LINDA BANKS • TRAVIN BANSAL • ALISON BARLOW • KEVIN BARNES • MARK BARNETTE • MARIBEL BARRETT • BIRAT BASHYAL • THERESA BASQUEZ DANIEL BATES • WENDY BATES • ELIZABETH BATON • DONALD BATTIN • SHAWN BATTLE • ANDREW BAUER • BRAD BAUER • MARK BAUER • MARCUS BAXLEY • TONI BAXTER • ELIZABETH BECKER • LILA BEDNAR • WILLIAM BEEBE



Joe Ryan
Senior Policy Analyst, Adroit C4ISR Center

That's my mission.



Roopalee Deshmukh
Senior Information Assurance Engineer, US-VISIT Program

That's my mission.



Claudia Wayne
Stakeholder Engagement Lead

That's my mission.

SRA INTERNATIONAL, INC.

Headquarters
4300 Fair Lakes Court
Fairfax, VA 22033
Tel. 703.803.1500
Fax 703.803.1509
www.sra.com

Offices

Alexandria, VA
Arlington, VA
Atlanta, GA
Baltimore, MD
Boston, MA
Chesapeake, VA
College Park, GA
Colorado Springs, CO
Dayton, OH
Durham, NC
Eatontown, NJ
Egg Harbor Township, NJ
Fairfax, VA
Falls Church, VA
Fayetteville, NC
Fort Walton Beach, FL
Hatboro, PA
Herndon, VA
Landover, MD
Lexington Park, MD
McLean, VA
Minneapolis, MN
Mount Arlington, NJ
Newport Beach, CA
Newport News, VA
New York, NY
Portsmouth, NH
Rockville, MD
Sacramento, CA
San Antonio, TX
San Diego, CA
Seattle, WA
Shrewsbury, NJ
Sierra Vista, AZ
St. Louis, MO
Vienna, VA
Warner Robins, GA
Washington, DC

Other Operating Locations

Aberdeen Proving Ground, MD
Albuquerque, NM
Atlantic City, NJ
Austin, TX
Bangor, WA
Beale Air Force Base, CA
Beltsville, MD
Bethesda, MD
Bolling Air Force Base, DC
Burlington, VT
Camp Pendleton, CA
Chantilly, VA
Cherry Point, NC
Chicago, IL
College Park, MD
Columbia, MD
Columbus, OH
Dahlgren, VA
Dallas, TX
Dumfries, VA
Elizabeth City, NC
Elkridge, MD
El Paso, TX
Fayetteville, NC
Fort Belvoir, VA
Fort Bragg, NC
Fort Campbell, KY
Fort Detrick, MD
Fort Dix, NJ
Fort Eustis, VA
Fort Gordon, GA
Fort Hood, TX
Fort Huachuca, AZ
Fort Lewis, WA
Fort McCoy, WI
Fort McPherson, GA
Fort Meade, MD
Fort Monmouth, NJ
Fort Sam Houston, TX
Germantown, MD
Goodfellow Air Force Base, TX
Hampton, VA
Hanscom Air Force Base, MA
Huntsville, AL
Indian Head, MD
Jacksonville, FL
Keyport, WA
Laguna Niguel, CA
Langley Air Force Base, VA
Lanham, MD
Las Vegas, NV
Little Rock, AR
Los Angeles, CA
Millington, TN
Monterey, CA
Naval Air Station Pensacola, FL
Naval Station Norfolk, VA
New Carrollton, MD
Newington, VA
Norfolk Naval Shipyard, VA
Okinawa, Japan
Oklahoma City, OK
Omaha, NE
Osan, Korea
Pensacola, FL
Peterson Air Force Base, CO
Phoenix, AZ
Pomona, NJ
Port Hueneme, CA
Portsmouth, VA
Puget Sound Naval Shipyard, WA
Quantico, VA
Ramstein Air Base, Germany
Reston, VA
Robins Air Force Base, GA
Schriever Air Force Base, CO
Scott Air Force Base, IL
Springfield, VA
Stuttgart, Germany
Tobyhanna, PA
Tuscaloosa, AL
Wright-Patterson Air Force Base, OH